Exhibit 99.5

ENBRIDGE INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2013

February 14, 2014

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

As of the date hereof, portions of the management’s discussion and analysis for Enbridge Inc. dated February 13, 2014 for the year ended December 31, 2013 and the audited consolidated financial statements of Enbridge as at and for the year ended December 31, 2013, as filed with the securities commissions or similar authorities in each of the provinces of Canada, as detailed below are specifically incorporated by reference into and form an integral part of this Annual Information Form.  These documents are available through the internet on SEDAR which can be accessed at www.sedar.com.

	Page Reference From (Approx.)
	Annual Information Form	Annual Financial Statements	MD&A

Table of Contents	2	-	-

Glossary	4	-	-

Presentation of Information	5	-	-

Forward-Looking Information	5	-	5

Corporate Structure	6	-	-

Description of the Business	10	9	-

General Development of the Business	12	-	13-30

Liquids Pipelines	19	-	30-38

Gas Distribution	20	-	38-42

Gas Pipelines, Processing and Energy Services	23	-	42-49

Sponsored Investments	23	-	50-58

Corporate	24	-	58-60

Employees	24	-	-

Corporate Social Responsibility	24	-	-

Risk Factors	24	42	68-74

Description of Capital Structure	25	36	-

Dividends	36	-	5

Market for Securities	37	-	-

	Page Reference From (Approx.)
	Annual Information Form	Annual Financial Statements	MD&A

Credit Facilities	40	-	-

Directors and Officers	40	-	-

Audit, Finance & Risk Committee	45	-	-

Legal Proceedings	47	17,60	65

Interest of Management and Others in Material Transactions	47	-	-

Registrar and Transfer Agent	48	-	-

Material Contracts	48	-	-

Interests of Experts	48	-	-

Additional Information	49	-	-

Schedule A – Terms of Reference for the Audit, Finance & Risk Committee	A-1

GLOSSARY

The following terms, when used in this Annual Information Form, have the meanings set forth below, unless otherwise indicated.

adjusted earnings/(loss)	Earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors
AIF or Annual Information Form	Annual Information Form for the Company dated February 13, 2014
bpd	Barrels per day
bcf	Billion cubic feet
Board of Directors or Board	Board of Directors of the Company
Common Shares	Common shares in the capital of the Company
EEP	Enbridge Energy Partners, L.P., a NYSE listed Delaware limited partnership
EGD	Enbridge Gas Distribution Inc., a corporation continued under the laws of Ontario and an indirect wholly-owned subsidiary of the Company
EIFH	Enbridge Income Fund Holdings Inc., a TSX listed corporation incorporated under the laws of Alberta in which the Company has a 19.9% ownership interest
Enbridge or Company	Enbridge Inc.
EPI	Enbridge Pipelines Inc., a corporation continued under the laws of Canada and an indirect wholly-owned subsidiary of the Company
Fund	Enbridge Income Fund, an unincorporated open-ended trust established under the laws of Alberta
GAAP	Accounting principles generally accepted in Canada
MD&A	Management’s discussion and analysis for the Company dated February 14, 2014 for the year ended December 31, 2013
MEP mmcf	Midcoast Energy Partners, L.P., a subsidiary of EEP Million cubic feet
MTNs	Medium-term notes
MW	Megawatt
NGL	Natural gas liquids
NYSE	New York Stock Exchange
Preference Shares	Preference shares in the capital of the Company, which are issuable in series
SEDAR	The System for Electronic Document Analysis and Retrieval
TSX	Toronto Stock Exchange
US or United States	United States of America
US GAAP	Accounting principles generally accepted in the United States
Year End	December 31, 2013

PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this Annual Information Form is given at or for the year ended December 31, 2013.  Amounts are expressed in Canadian dollars unless otherwise indicated.  Financial information is presented in accordance with US GAAP.

METRIC CONVERSION TABLE

The conversion factors set out below are approximate factors.  To convert from Metric to Imperial multiply by the factor indicated.  To convert from Imperial to Metric divide by the factor indicated.

Metric	Imperial	Factor
Cubic metre of liquid hydrocarbons	Barrel of liquid hydrocarbons	6.290
Cubic metre kilometre	Barrel mile	3.910
Cubic metre of natural gas	Cubic feet of natural gas	35.494
Kilometre	Mile	0.621

The annual capacities noted throughout this AIF take into account estimated crude receipt and delivery patterns and ongoing pipeline maintenance and reflect achievable pipeline capacity over long periods of time.

NON-GAAP MEASURES

This AIF contains references to adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis.  Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by US GAAP and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers.

For additional information with respect to non-GAAP measures, please refer to the discussion under the subheading “Performance Overview - Non-GAAP Measures” and the heading “Non-GAAP Reconciliations” of the MD&A.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this AIF to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; and expected costs related to leak remediation and potential insurance recoveries.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates, and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) or adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service date and expected capital expenditures, include: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this AIF and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this AIF or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

CORPORATE STRUCTURE

INCORPORATION

Enbridge was incorporated on April 13, 1970 under the Companies Ordinance of the Northwest Territories (the “NWT Ordinance”) and was continued under the Canada Business Corporations Act (the “CBCA”) on December 15, 1987.  The head and registered offices of Enbridge are located at 3000, 425 - 1st Street SW, Calgary, Alberta, T2P 3L8.  Enbridge is a public company trading on both the TSX and NYSE under the symbol “ENB”.  Significant dates and events are set forth below.

Date	Event
April 13, 1970	Incorporated under the NWT Ordinance as “Gallery Holdings Ltd.”.
December 15, 1987	Continued under the CBCA under the name “159569 Canada Ltd.”.
April 30, 1992

Amended Articles to (i) change the Company’s name from “159569 Canada Ltd.” to “Interprovincial Pipe Line System Inc.”, and (ii) change the Company’s authorized shares to an unlimited number of Common Shares and an unlimited number of Preference Shares.

Date	Event
August 6, 1992	Amended Articles to change the minimum number of directors to one and the maximum number of directors to 15.
December 18, 1992

Amended Articles in accordance with the Plan of Arrangement effected on December 18, 1992 between the Company and EPI (formerly Interprovincial Pipe Line Inc.). Pursuant to the Plan of Arrangement, the Company, previously a wholly-owned subsidiary of EPI, became the parent of EPI.

May 5, 1994

Amended Articles to (i) change the Company’s name from “Interprovincial Pipe Line System Inc.” to “IPL Energy Inc.”, and (ii) change the place of the registered office of the Company to Calgary, Alberta.

October 7, 1998	Amended Articles to change the Company’s name from “IPL Energy Inc.” to “Enbridge Inc.”.
November 24, 1998	Amended Articles to designate the 5.50% Cumulative Redeemable Preference Shares, Series A in the capital of the Company (the “Series A Preference Shares”).
April 29, 1999

Amended Articles to (i) divide each then issued and outstanding Common Share on a two-for-one basis, effective May 10, 1999; and (ii) provide the Board of Directors with a process to add directors between meetings of the shareholders.

May 5, 2005	Amended Articles to divide each then issued and outstanding Common Share on a two-for-one basis, effective May 21, 2005.
May 11, 2011	Amended Articles to divide each then issued and outstanding Common Share on a two-for-one basis, effective May 26, 2011.
September 28, 2011

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series B in the capital of the Company (the “Series B Preference Shares”) and the Cumulative Redeemable Preference Shares, Series C in the capital of the Company (the “Series C Preference Shares”).

November 21, 2011

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series D in the capital of the Company (the “Series D Preference Shares”) and the Cumulative Redeemable Preference Shares, Series E in the capital of the Company (the “Series E Preference Shares”).

January 16, 2012

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series F in the capital of the Company (the “Series F Preference Shares”) and the Cumulative Redeemable Preference Shares, Series G in the capital of the Company (the “Series G Preference Shares”).

March 27, 2012

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series H in the capital of the Company (the “Series H Preference Shares”) and the Cumulative Redeemable Preference Shares, Series I in the capital of the Company (the “Series I Preference Shares”).

April 16, 2012

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series J in the capital of the Company (the “Series J Preference Shares”) and the Cumulative Redeemable Preference Shares, Series K in the capital of the Company (the “Series K Preference Shares”).

May 17, 2012

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series L in the capital of the Company (the “Series L Preference Shares”) and the Cumulative Redeemable Preference Shares, Series M in the capital of the Company (the “Series M Preference Shares”).

July 12, 2012

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series N in the capital of the Company (the “Series N Preference Shares”) and the Cumulative Redeemable Preference Shares, Series O in the capital of the Company (the “Series O Preference Shares”).

September 11, 2012

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series P in the capital of the Company (the “Series P Preference Shares”) and the Cumulative Redeemable Preference Shares, Series Q in the capital of the Company (the “Series Q Preference Shares”).

Date	Event
December 3, 2012

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series R in the capital of the Company (the “Series R Preference Shares”) and the Cumulative Redeemable Preference Shares, Series S in the capital of the Company (the “Series S Preference Shares”).

March 25, 2013

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series 1 in the capital of the Company (the “Series 1 Preference Shares”) and the Cumulative Redeemable Preference Shares, Series 2 in the capital of the Company (the “Series 2 Preference Shares”).

June 4, 2013

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series 3 in the capital of the Company (the “Series 3 Preference Shares”) and the Cumulative Redeemable Preference Shares, Series 4 in the capital of the Company (the “Series 4 Preference Shares”).

September 25, 2013

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series 5 in the capital of the Company (the “Series 5 Preference Shares”) and the Cumulative Redeemable Preference Shares, Series 6 in the capital of the Company (the “Series 6 Preference Shares”).

December 10, 2013

Amended Articles to designate the Cumulative Redeemable Preference Shares, Series 7 in the capital of the Company (the “Series 7 Preference Shares”) and the Cumulative Redeemable Preference Shares, Series 8 in the capital of the Company (the “Series 8 Preference Shares”).

SUBSIDIARIES

The following organization chart presents the name and the jurisdiction of incorporation of Enbridge’s material subsidiaries as at Year End.  The chart does not include all of the subsidiaries of Enbridge.  The assets and revenues of excluded subsidiaries in the aggregate did not exceed 20% of the total consolidated assets or total consolidated revenues of Enbridge as at and for the year ended December 31, 2013.  Unless otherwise indicated, the Company owns, directly or indirectly, 100% of the voting securities of all of the subsidiaries listed below.

Notes:

1.     The Company holds a 32.3% ownership interest and a 67.3% economic interest in the Fund, held both directly and indirectly through its ownership interest in EIFH.

2.     The Company holds a 20.6% ownership interest in EEP, held indirectly through its ownership interest in Enbridge Energy Company, Inc.

3.     EEP interest in Midcoast Energy Partners, L.P. is held through ownership of a 2% general partner interest through Midcoast Holdings, L.L.C., as well as a 52% limited partner interest.

DESCRIPTION OF THE BUSINESS

Enbridge, a Canadian Company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has significant and growing involvement in natural gas gathering, transmission and midstream businesses and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 MW of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal facilities. Enbridge has approximately 10,000 employees and contractors, primarily in Canada and the United States.

The Company’s activities are carried out through five business segments: Liquids Pipelines; Gas Distribution; Gas Pipelines, Processing and Energy Services; Sponsored Investments; and Corporate.  The following table identifies each business segment’s contribution to revenues and earnings:

	2013		2012		2011[1]
	Revenues	Earnings	Revenues	Earnings	Revenues	Earnings
Liquids Pipelines	7%	96%	10%	119%	7%	62%
Gas Distribution	8%	29%	10%	34%	10%	(11%)
Gas Pipelines, Processing and Energy Services	62%	(14%)	54%	(78%)	50%	37%
Sponsored Investments	23%	60%	26%	46%	33%	33%
Corporate	-	(71%)	-	(21%)	-	(21%)

Note:

1.    Comparative figures presented above have been restated to correspond to the Company’s consolidated financial statements prepared in accordance with US GAAP for the years ended December 31, 2013, 2012 and 2011.

The following map depicts the locations of the Company’s principal operations.

Norman Wells
Zama
Fort St. John
Fort McMurray
Cheecham
Edmonton
Hardisty
Calgary
Blaine
Seattle
Lethbridge
Portland
Great Falls
Regina
Rowatt
Cromer
Gretna
Berthold Rail
Minot
Clearbrook
Superior
Montreal
Ottawa
Toronto
Sarnia
Buffalo
Toledo
Chicago
Flanagan
Patoka
Wood River
Casper
Salt Lake City
Denver
Cushing
Tulsa
Houston
New Orleans

1 Enbridge Inc. Headquarters
Calgary, Alberta, Canada

2 Enbridge Energy Partners, L.P. Headquarters
Houston, Texas, USA

3 Enbridge Gas Distribution Headquarters
Toronto, Ontario, Canada

Liquid Systems and Joint Ventures
Oil Pipeline
Natural Gas Systems and Joint Ventures
Montana-Alberta Tie-Line
Gas Distribution

Wind Assets
Solar Assets
Geothermal Assets
Trucking and Rail Headquarters
Storage

GENERAL DEVELOPMENT OF THE BUSINESS

Enbridge’s vision is to be the leading energy delivery company in North America. The Company transports, distributes and generates energy and its primary purpose is to deliver the energy North Americans need in the safest, most reliable and most efficient way possible.

Among its peers, Enbridge strives to be the leader, which means not only leadership in value creation for shareholders but also leadership with respect to safety, operational reliability, environmental stewardship, customer service, employee satisfaction and community investment. Value for shareholders is evident in the Company’s proven investment value proposition which combines visible growth, a reliable business model and a growing income stream.

The Company’s initiatives center around the following eight areas of strategic emphasis:

•      committing to operational safety and reliability;

•      focusing on project management;

•      preserving of financial strength and flexibility;

•      strengthening of core businesses;

•      developing new platforms for growth and diversification;

•      upholding Enbridge values;

•      maintaining the Company’s social license to operate; and

•      retaining, attracting and developing highly capable people.

Strategies are reviewed at least annually with direction from the Board of Directors and provide guidance for the Company’s operations and future growth.  While each area plays an important role in the execution of Enbridge’s broader long range plan, the most significant developments in the business over the past three years have been in the areas of operations management and through the pursuit of growth projects, both in the Company’s core businesses as well as new ventures.

Operations safety and system integrity continues to be Enbridge’s number one priority.  Core to this priority is the Operational Risk Management Plan (the “ORM Plan”), launched in 2011, which broadly aims to position Enbridge as the industry leader for system integrity, environmental and safety programs, and charts the course for best in class practices.  Through the ORM Plan, the Company has enhanced its integrity management, leak detection and control systems.  The ORM Plan has also bolstered incident response capabilities, employee and public safety, and enhanced communication with landowners and first responders.

In early 2013, the Company created the position of Senior Vice President, Enterprise Safety & Operational Reliability, a new senior corporate leadership role reporting directly to the President & Chief Executive Officer, to provide strategic oversight for operational reliability and safety across all of Enbridge’s businesses and to lead Enbridge’s overall approach to achieving its goals of industry leadership in safety, the reliability and integrity of its pipelines and facilities and the protection of the environment.  The Company appointed its first Senior Vice President, Enterprise Safety & Operational Reliability in February 2013.  Also in 2013, the Company created an Operations Integrity Committee Joint Business Unit Safety Committee and an Enbridge Enterprise Emergency Response Team.

In 2013, the Company was successful in placing approximately $5 billion of growth projects into service across several business units. Enbridge also added to its slate of commercially secured growth projects which totalled approximately $29 billion.

The Company’s growth initiatives are anchored by three major market access initiatives, supported by several mainline system expansion projects which are designed to ensure that there is sufficient capacity to feed these new extensions. The three major market access initiatives are:

•      Gulf Coast Access Program;

•      Eastern Access Program; and

•      Light Oil Market Access Program.

The $5.8 billion Gulf Coast Access Program includes the Seaway Pipeline, the Flanagan South Pipeline Project and elements of the Canadian Mainline and Lakehead System Mainline expansions and will increase access to refinery markets in the Gulf Coast. The $2.7 billion Eastern Access Program is expected to allow for greater access for crude oil into Chicago, further east into Toledo and ultimately into Ontario and Quebec. The Eastern Access Program includes the Company’s Toledo pipeline expansion, Line 9 reversal, the existing Spearhead North pipeline expansion, Line 6B replacement and Line 5 expansion. Finally, the $6.2 billion Light Oil Market Access Program brings together a group of projects to support the increasing supply of light oil from Canada and the Bakken and also supplement the Eastern Access Program through the upsize of the Line 9B and Line 6B capacity expansion. The Light Oil Market Access Program also includes the Southern Access Extension, the Sandpiper Project, Canadian Mainline System Terminal Flexibility and Connectivity and twinning of the Spearhead North pipeline and Line 61 expansion included within the Lakehead System Mainline Expansion. The Company also has approximately $6 billion in regional infrastructure projects under development, solidifying its position as the largest pipeline operator in the oil sands region of Alberta.

In keeping with the Company’s strategic priority to develop new platforms to diversify and sustain long-term growth, Enbridge continued to expand its renewable energy generation capacity in 2013. The Company secured wind power generation projects with a generation capacity of approximately 500 MW and also placed the 300-MW Montana-Alberta Tie-Line, Enbridge’s first power transmission project, into-service.

The table below summarizes acquisitions and commercially secured projects, within each of the Company’s business segments, which were either completed in the last three years or are currently under active development or construction.  The MD&A includes further details on each of the projects set out below.

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In-Service Date

LIQUIDS PIPELINES
Seaway Crude Pipeline System • Acquisition/Reversal/Expansion • Twinning/Extension	Reversal of pipeline from Freeport, Texas to Cushing, Oklahoma, as well as expansion and extension to the Port Arthur/Beaumont, Texas refining centre	US$1.3 billion US$1.1 billion	2012-2013 2014
Suncor Bitumen Blend	New 350,000 barrel tank, new blend and diluent lines and pumping capacity outside the Athabasca Tank Farm	$0.2 billion	2013
Athabasca Pipeline Capacity Expansion	Expansion of the Athabasca pipeline to its full capacity	$0.4 billion	2013 (in phases)
Eastern Access • Toledo Expansion • Line 9 Reversal and Expansion	Includes expansion of Toledo pipeline, reversal of Line 9 and capacity expansion of Line 9B	US$0.2 billion $0.4 billion	2013 2013-2014 (in phases)

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In-Service Date
Eddystone Rail Project	Project to develop a unit-train unloading facility and related local pipeline infrastructure near Philadelphia, Pennsylvania	US$0.1 billion	2014
Norealis Pipeline	New terminal and pipeline for the Sunrise Oil Sands Project and additional tankage at the Cheecham terminal	$0.5 billion	2014
Flanagan South Pipeline Project	New pipeline from Flanagan, Illinois to Cushing, Oklahoma	US$2.8 billion	2014
Canadian Mainline Expansion	Project to expand Alberta Clipper pipeline from Hardisty, Alberta to Canada/United States border	$0.6 billion	2014-2015 (in phases)
Surmont Phase 2 Expansion	Project to expand the Cheecham Terminal to accommodate incremental bitumen production from ConocoPhillips Surmont Partnership’s Phase 2 expansion	$0.3 billion	2014-2015 (in phases)
Athabasca Pipeline Twinning	Project to twin the southern section of the Athabasca Pipeline from Kirby Lake, Alberta to the Hardisty, Alberta crude oil hub	$1.2 billion	2015
Edmonton to Hardisty Expansion	New pipeline between Edmonton, Alberta and Hardisty, Alberta to expand capacity of the Canadian Mainline system and build five 500,000 barrel tanks at the Hardisty terminal	$1.8 billion	2015
Southern Access Extension	New pipeline between Flanagan, Illinois and Patoka, Illinois, along with two new pump stations	US$0.8 billion	2015
AOC Hangingstone Lateral	New pipeline from the Athabasca Oil Corporation Hangingstone oil sands project site to Cheecham Terminal	$0.1 billion	2015
Sunday Creek Terminal Expansion	Expansion of facilities at Sunday Creek Terminal located in Christina Lake area of Northern Alberta	$0.2 billion	2015
Canadian Mainline System Terminal Flexibility and Connectivity	Expansion program to accommodate additional light oil volumes as well as enhance operational flexibility of the Canadian Mainline terminals	$0.6 billion	2013-2015 (in phases)
Woodland Pipeline Extension	New pipeline from the Kearl oil sands mine to crude oil hubs in the Edmonton, Alberta area	$0.6 billion	2015

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In-Service Date
JACOS Hangingstone Project	New pipeline from Japan Canada Oil Sands Limited Hangingstone oil sands project to Cheecham Terminal	$0.1 billion	2016
Wood Buffalo Extension	New pipeline connecting the Athabasca Terminal to the Cheecham Terminal	$1.6 billion	2017
Norlite Pipeline System	New diluent pipeline connecting the Stonefell Terminal to the Cheecham Terminal with an extension to Suncor’s East Tank Farm	$1.4 billion	2017
GAS DISTRIBUTION
Great Toronto Area Project	Expansion of natural gas distribution system in the Greater Toronto Area	$0.7 billion	2015
GAS PIPELINES, PROCESSING AND ENERGY SERVICES
Massif du Sud Wind Project	50% interest in the development of 150-MW wind energy project located east of Quebec City; power produced is sold to Hydro-Quebec	$0.2 billion	2013
Saint Robert Bellarmin Wind Project	50% interest in the 80-MW Saint Robert Bellarmin Wind Project, located 300 kilometres (185 miles) east of Montreal, Quebec; power produced is sold to Hydro-Quebec	$0.1 billion	2013
Lac Alfred Wind Project	50% interest in 300-MW wind energy project located in Quebec’s Bas-Saint-Laurent region; power produced is sold to Hydro-Quebec	$0.3 billion	2013 (in phases)
Montana-Alberta Tie-Line	Transmission line from Great Falls, Montana to Lethbridge, Alberta	US$0.4 billion	2013
Cabin Gas Plant	71% interest in gas processing plant development in Horn River Basin northeast of Fort Nelson, British Columbia	$0.8 billion	To be determined
Pipestone and Sexsmith Project	Acquisition of sour gas gathering and compression facilities located in Peace River Arch Region of NW Alberta	$0.3 billion	2012-2014 (in phases)
Tioga Lateral Pipeline	Alliance Pipeline US project for new gas pipeline and associated facilities from Bakken region to Alliance near Sherwood, North Dakota	US$0.1 billion	2013
Venice Condensate Stabilization Facility	Expansion of the condensate processing capacity to accommodate additional natural gas production	US$0.1 billion	2013

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In-Service Date
Blackspring Ridge Wind Project	50% interest in the development of the 300-MW Blackspring Ridge wind energy project, located 50 kilometres (31 miles) north of Lethbridge, Alberta in Vulcan County; power produced will be sold to the Alberta power pool	$0.3 billion	2014
Walker Ridge Gas Gathering System	New pipeline to provide natural gas gathering services to the proposed Jack, St. Malo and Big Foot ultra-deepwater developments	US$0.4 billion	2014-2015 (in phases)
Big Foot Oil Pipeline	New crude oil pipeline from the proposed Big Foot ultra-deepwater development in the Gulf of Mexico	US$0.2 billion	2015
Keechi Wind Project	110-MW wind energy project located in Jack County, Texas; power produced will be sold to the Electric Reliability Council	US$0.2 billion	2015
Heidelberg Lateral Pipeline	New pipeline in the Gulf of Mexico to connect the proposed Heidelberg development, operated by Anadarko Petroleum Corporation, to an existing third-party system	US$0.1 billion	2016
SPONSORED INVESTMENTS
EEP - Bakken Expansion Program	Joint project with the Fund to expand US portion of the crude oil pipeline capacity from the Bakken and Three Forks formations	US$0.3 billion	2013
The Fund - Bakken Expansion Program	Joint project with EEP to expand Canadian portion of the crude oil pipeline capacity from the Bakken and Three Forks formations	$0.2 billion	2013
EEP - Berthold Rail Project	Expansion of Berthold Terminal, as well as construction of a train loading facility, crude oil tankage and other terminal facilities	US$0.1 billion	2013
EEP - Ajax Cryogenic Processing Plant	New project to increase processing capacity on EEP’s Anadarko System	US$0.2 billion	2013
EEP - Bakken Access Program	Series of projects to complement EEP’s Bakken Expansion Program, including increasing pipeline capacities, construction of storage tanks and addition of truck access facilities	US$0.1 billion	2013

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In-Service Date
EEP - Texas Express NGL System	New joint venture NGL pipeline and NGL gathering system	US$0.4 billion	2013
EEP - Line 6B 75-Mile Replacement Program	Project to replace 120 kilometres (75 miles) of non-contiguous sections of Line 6B of EEP’s Lakehead System	US$0.4 billion	2013-2014 (in phases)
EEP - Eastern Access[2]

Multiple projects including the expansion of EEP’s Line 5 light crude oil line between Superior, Wisconsin and Sarnia, Ontario, expansion of Line 62 between Flanagan, Illinois and Griffith, Indiana and replacement of additional sections of Line 6B  to increase capacity

		US$2.6 billion	2013-2016 (in phases)
EEP - Lakehead System Mainline Expansion[2]

Three projects including expansion of Alberta Clipper pipeline from Canada/United States border to Flanagan, Illinois; expansion of Southern Access between Superior, Wisconsin and Flanagan; and twinning of existing Spearhead North Pipeline

		US$2.4 billion	2014-2016 (in phases)
EEP - Beckville Cryogenic Processing Facility	Project to construct a cryogenic natural gas processing plant near Beckville in Panola County, Texas	US$0.1 billion	2015
EEP - Sandpiper Project	Several individual projects to expand and extend EEP’s North Dakota feeder system	US$2.6 billion	2016

Notes:

1.     These amounts are actual costs or current estimates that are subject to upward or downward adjustment based on various factors.  As appropriate, the amounts reflect Enbridge’s share of joint venture projects.

2.     The Eastern Access and Lakehead System Mainline Expansion projects are funded 75% by Enbridge and 25% by EEP.

Over the course of the last three years, there have also been a number of significant commercial, regulatory and financing developments.

In January 2014, Enbridge entered into an agreement with Renewable Energy Systems Americas Inc. (“RES Americas”) to own and operate the 110-MW Keechi Wind Project, located in Jack County, Texas, at an investment of approximately US$0.2 billion. RES Americas is constructing the wind project under a fixed price, engineering, procurement and construction agreement. Construction on the project commenced in December 2013, with expected completion in 2015.

In 2013, the Company secured commercial support for several projects, including the $1.6 billion Wood Buffalo Extension pipeline and the $1.4 billion Norlite Pipeline System.  The Company also acquired interests in several projects, including Blackspring Ridge Wind Project, Saint Robert Bellarmin Wind Project, JACOS Hangingstone Project and Surmont Phase 2 Project and placed a number of other projects into service including Tioga Lateral Pipeline, Bakken Expansion Program, Texas Express NGL System, Montana Alberta Tie-Line and Lac Alfred Wind Project.

In 2012, the Company announced the expansion of its Canadian Mainline system between Edmonton and Hardisty, Alberta and a further expansion of its mainline system between Hardisty, Alberta and Superior, Wisconsin, and secured a 50% interest in development of the 150-MW Massif du Sud Wind Project.

In 2011, the Company was successful in extending its growth project inventory by securing close to $8 billion in new infrastructure growth projects across many of its businesses, including Liquids Pipelines, Canadian gas midstream, Texas gathering and processing, offshore Gulf of Mexico gas processing, renewable power generation and power transmission.  In addition to securing its 71% interest in the development of the Cabin Gas Plant, in late 2011, Enbridge entered the power transmission business with the acquisition of Tonbridge Power Inc., the developer of the Montana-Alberta Tie-Line, a 345-kilometre (215-mile) transmission line from Great Falls, Montana to Lethbridge, Alberta, designed to take advantage of the growing supply of electric power in Montana and the buoyant power demand in Alberta. Also in 2011, a number of the Company’s renewable energy assets, including the Cedar Point Wind Energy Project, the Greenwich Wind Energy Project and the Amherstburg Solar Project, entered service.  The Company transferred the Greenwich Wind Energy and the Amherstburg Solar projects, along with the Tilbury Solar Project and certain liquids storage assets, to the Fund in December 2012.

In early 2012, a final rates and tariff regulation was enacted by the Government of New Brunswick which amended the rate setting methodology applicable to Enbridge Gas New Brunswick (“EGNB”), a gas distribution utility.  The amended regulation resulted in Enbridge recording a write down of certain EGNB regulatory assets totaling $262 million (net of tax) and in May 2013 commencing legal action against the Province of New Brunswick for breach of contract and to quash the Government’s rates and tariffs regulation. The Court of Appeal ruled that part of the rates and tariffs regulation were beyond the regulation-making authority of the New Brunswick Lieutenant Governor-in-Council. In 2013, EGNB was successful in obtaining approval from the Energy Utility Board for new rates.  EGNB filed its 2014 rate application on October 1, 2013, the outcome of which will determine rates during the next rate period. A decision is expected in the first quarter of 2014.

Also in 2012, the Company recorded an impairment charge of $105 million (net of tax) related to certain of its Enbridge Offshore Pipelines assets, predominantly located within the Stingray and Garden Banks corridors in the Gulf of Mexico.  The Company had been pursuing alternative uses for these assets; however, due to changing competitive conditions in the fourth quarter of 2012, the Company concluded that such alternatives were no longer likely to proceed.  In addition, unique to these assets is their significant reliance on natural gas production from shallow water areas in the Gulf of Mexico which has been challenged by macro economic factors, including hurricane disruptions, additional regulation and low commodity prices.

Within Liquids Pipelines, 2012 was the first full year of operations under the 10 year Competitive Toll Settlement (“CTS”) which was negotiated with shippers and took effect July 1, 2011.  Tolls under CTS are designed to provide mainline shippers with a stable and competitive long term toll while preserving and enhancing throughput on both the Canadian Mainline and EEP’s Lakehead System.

The Northern Gateway Project (“Northern Gateway”) involves constructing twin 1,177-kilometre (731-mile) pipelines between a point near Edmonton, Alberta to a new marine terminal in Kitimat, British Columbia.  In 2010, Northern Gateway submitted an application to the National Energy Board (“NEB”) and the Joint Review Panel (“JRP”) was established to review the proposed project pursuant to the NEB Act and the Canadian Environmental Assessment Act.  JRP hearings concluded in June 2013 and on December 19, 2013, the JRP issued its report on Northern Gateway. The report found that allowing for Northern Gateway would bring significant economic and social benefits to Canada, both locally and regionally. The JRP recommended to the Governor in Council to approve Northern Gateway subject to 209 conditions. The Governor in Council will now consult with Aboriginal groups on the JRP report and its recommendations prior to making a decision on whether to direct the NEB to issue the certificates for the pipelines.  Expenditures to date, which relate primarily to the regulatory process, are approximately $0.4 billion, of which approximately half is being funded by potential shippers on Northern Gateway.  The Governor-in-Council is expected to provide its decision June 2014.

The Company maintains a funding plan, which considers growth capital needs and identifies potential sources of debt and equity funding alternatives, with the objective of maintaining access to low cost capital.  In accordance with this plan, the Company has been active in the capital markets over the last several years, most notably issuing approximately $1.5 billion, $2.7 million and $950 million in Preference Shares in 2013, 2012 and 2011, respectively, as well as $600 million and $400 million in Common Shares in 2013 and 2012, respectively.  In addition to other normal course debt and equity issuances by Enbridge or its subsidiaries, in 2013 and 2012, the Company received a one time dividend of $248 million and $317 million, respectively from its investment in Noverco which dividends resulted from Noverco’s disposal of Common Shares via a secondary offering.  In 2012, Enbridge also partially monetized certain crude oil storage and renewable energy assets through sale to the Fund.

In May 2013, EEP formed MEP as its wholly owned subsidiary. Subsequently, on November 13, 2013, MEP completed its initial public offering of 18.5 million Class A common units representing limited partner interests and subsequently issued an additional 2.8 million Class A common units pursuant to an underwriters’ over allotment option. MEP received proceeds of approximately US$355 million.  EEP, through certain of its subsidiaries, holds a 2% GP interest and the remaining limited partner interest in MEP. Upon finalization of the offering, MEP’s initial assets consisted of an approximate 39% ownership interest in EEP’s natural gas and NGL midstream business. EEP retained ownership of the general partner and all the incentive distribution rights in MEP. The finalization of the transaction resulted in a partial monetization of EEP’s natural gas and NGL midstream assets through sale to noncontrolling interests (being MEP’s public unitholders).

For additional information with respect to the Company’s business and growth projects, please refer to the descriptions below and those discussed under the headings “Corporate Vision and Strategy”, “Growth Projects – Commercially Secured Projects” and “Growth Projects – Other Projects Under Development” of the MD&A.

LIQUIDS PIPELINES

Liquids Pipelines comprises the ownership and operation of crude oil and other liquid hydrocarbons pipelines and terminals in Canada and the United States.  The principal assets in this business segment include: the Canadian Mainline, a common carrier system through which the Company transports various grades of oil and other liquid hydrocarbons from western Canada to the Midwest region of the United States and eastern Canada; Regional Oil Sands, a series of contract pipelines that transport crude oil and other liquid hydrocarbons from production sites in the Western Canadian Sedimentary Basin (the “WCSB”) to connection points in central Alberta to the Canadian Mainline and other long-haul systems; Southern Lights, which transports hydrocarbon diluent from markets in the US Midwest to producers in the WCSB; Spearhead Pipeline, a contract pipeline which transports various grades of crude oil from the US Midwest to hub terminals in Cushing, Oklahoma; and an interest in the Seaway pipeline, which, under committed and uncommitted tolling agreements, transports various grades of crude oil from Cushing, Oklahoma to the US Gulf Coast.

Liquids Pipelines has a combined transportation capacity of 2.5 million bpd.  The following table sets forth information related to deliveries by type and location for the financial years ended December 31, 2013, 2012 and 2011.

(thousands of bpd)	2013	2012	2011

Prairie Provinces
Light crude oil	365	366	322
Medium and heavy crude oil	394	348	280
Refined products	78	75	74
	837	789	676

(thousands of bpd)	2013	2012	2011

United States
Light crude oil	402	408	356
Medium and heavy crude oil	946	879	849
NGL	6	5	4
	1,354	1,292	1,209
Ontario
Light crude oil	281	258	259
Medium and heavy crude oil	76	85	84
NGL	66	72	70
	423	415	413
Total Deliveries	2,614	2,496	2,298

Barrel Miles (billions)	457	428	400
Average Haul (miles)	479	468	477

For further information on the Liquid Pipelines business segment, please refer to the discussion under the subheadings “Industry Fundamentals – Supply and Demand for Liquids”, “Growth Projects – Commercially Secured Projects – Liquids Pipelines” and “Growth Projects – Other Projects Under Development – Liquids Pipelines” and the heading “Liquids Pipelines” of the MD&A.

GAS DISTRIBUTION

Gas Distribution consists of the Company’s natural gas utility operations, the core of which is EGD, which serves residential, commercial and industrial customers, primarily in central and eastern Ontario as well as northern New York State.  This business segment also includes natural gas distribution activities in Quebec and New Brunswick.

ENBRIDGE GAS DISTRIBUTION

EGD is Canada’s largest natural gas distribution company and has been in operation for more than 160 years.  It serves over two million customers in central and eastern Ontario and parts of northern New York State.  EGD’s utility operations are regulated by the Ontario Energy Board and by the New York State Public Service Commission.

EGD is subject to seasonal demand as a significant portion of gas distribution customers use natural gas for space heating.  As a result, volumes delivered and resulting revenues and earnings typically increase during the winter months of the first and fourth quarters of any given year.  Revenues generated by EGD also vary from quarter-to-quarter with fluctuations in the price of natural gas, although the impact on earnings is neutral due to the pass through nature of these costs.  Further, as a result of continued changes in customer billing to increase the fixed charge portion and decrease the per unit volumetric charge, revenues and earnings will shift from the colder winter quarters progressively to the warmer summer quarters, with no material impact on full year revenue and earnings.  This change will also have an impact upon the comparability of a given quarter from year to year.

There are four principal interrelated aspects of the natural gas distribution business in which EGD is directly involved: Distribution Service, Gas Supply, Transportation and Storage.

Distribution Service

EGD’s principal source of revenue arises from distribution of natural gas to customers.  The services provided to residential, small commercial and industrial heating customers are primarily on a general service basis (without a specific fixed term or fixed price contract).  The services provided to larger commercial and industrial customers are usually on an annual contract basis under firm or interruptible service contracts.

Gas Supply

To acquire the necessary volume of gas to serve its customers, EGD maintains a diversified gas supply portfolio.  During the year ended December 31, 2013, EGD acquired approximately 275 bcf (2012 – 222 bcf; 2011 – 222 bcf) of natural gas, of which 47% (2012 – 53%; 2011 – 44%) was acquired from Western Canadian producers, 23% (2012 – 29%; 2011 – 28%) was acquired from suppliers in Chicago and 30% (2012 – 18%; 2011 – 28%) was acquired on a delivered basis in Ontario.  EGD also transported 166 bcf (2012 – 177 bcf; 2011 – 205 bcf) of natural gas on behalf of direct purchase customers operating under a transportation service arrangement.

EGD’s system supply natural gas contracts have pricing structures responsive to supply and demand conditions in the North American natural gas market.  The prices in these contracts may be indexed to Alberta, Chicago or New York based prices.

Transportation

TransCanada Pipelines Ltd. (“TransCanada”) transports approximately 60% or 261 bcf of the annual natural gas supply requirements of the Company’s customers.  EGD has firm transportation service contracts with TransCanada for a portion of this requirement.

EGD relies on its long-term contracts with Union Gas Limited (“Union”) for transportation of natural gas from Dawn, Ontario to EGD’s major market in the Greater Toronto Area.  These contracts effectively provide EGD with access to United States sourced natural gas delivered to Dawn.  These contracts also provide transportation for natural gas received at Dawn via the Vector Pipeline as well as natural gas stored at EGD’s and Union’s storage pools in the Sarnia, Ontario area to the market area.

Storage

The business of EGD is highly seasonal as daily market demand for gas fluctuates with changes in weather, with peak consumption occurring in the winter months.  Utilization of storage facilities permits EGD to take delivery of gas on favourable terms during off-peak summer periods for subsequent use during the winter heating season.  This practice permits EGD to minimize the annual cost of transportation of natural gas from its supply basins, assists in reducing its overall cost of natural gas supply and adds a measure of security in the event of any short-term interruption of transportation of natural gas to EGD’s franchise area.

EGD’s principal storage facilities are located in southwestern Ontario, near Dawn, and have a total working capacity of approximately 112 bcf.  Approximately 91 bcf of the total working capacity is available to EGD for utility operations.  EGD also has storage contracts with third parties for 21 bcf of storage capacity.

Historical Operating Statistics

The following table presents certain statistics relating to the past three years of operations of EGD.

	2013	2012	2011
Gas supply and send out (mmcf)
Natural gas purchased	276,019	223,138	223,385
Gas into storage	(75,827)	(60,577)	(84,899)
Gas out of storage	64,036	58,176	83,628
Total gas sendout	264,228	220,737	222,114
Transportation of gas	172,798	175,940	203,051

	2013	2012	2011
	437,026	396,677	425,165
Gas sales to customers (mmcf)	259,992	217,842	220,878
Transportation of gas	160,725	161,396	189,566
Total sales	420,717	379,238	410,444
Used by EGD	141	141	141
Other volumetric variations	16,168	17,298	14,579
	437,026	396,677	425,164
Average daily sendout (mmcf)	1,200	1,094	1,165

Average use per residential customer (thousand cubic feet)	92	82	91
Heating degree days[1]
Actual	3,746	3,194	3,597
Forecast based on normal weather	3,668	3,532	3,602
Number of active customers at year end[2]
Residential	1,679,211	1,603,688	1,508,381
Commercial	129,724	125,073	120,397
Industrial	4,904	4,803	4,676
Wholesale	1	1	1
Transportation	251,434	298,307	364,027
	2,065,274	2,031,872	1,997,482
New customer additions[3]	34,872	36,149	35,862

Notes:

1.     Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s distribution franchise area.  It is calculated by accumulating, for the fiscal year, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius.  The figures given are those accumulated in the Greater Toronto Area.

2.     Number of active customers is the number of natural gas consuming customers at the end of the year and includes gas sales and transportation service customers.  As the commodity cost of gas is flowed through to natural gas sales customers with no mark up, the composition of customers between natural gas sales and transportation service has no material impact on EGD’s earnings.

3.     New customer additions is the number of new service lines installed during the year.

For further information on the Gas Distribution business segment, please refer to the discussion under the subheadings “Industry Fundamentals – Supply and Demand for Natural Gas and NGL” and “Growth Projects – Commercially Secured Projects – Gas Distribution” and the heading “Gas Distribution” of the MD&A.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

Gas Pipelines, Processing and Energy Services consists of investments in natural gas pipelines, gathering and processing facilities and the Company’s energy services businesses, along with renewable energy and transmission facilities.

Investments in natural gas pipelines include the Company’s interests in the United States portion of the Alliance System (“Alliance Pipeline US”), the Vector Pipeline (“Vector”) and transmission and gathering pipelines in the Gulf of Mexico. Investments in natural gas processing include the Company’s interest in Aux Sable, a natural gas fractionation and extraction business located near the terminus of the Alliance System (“Alliance”). The energy services businesses undertake physical commodity marketing activity and logistical services, refinery supply services and manage the Company’s volume commitments on the Alliance, Vector and other pipeline systems.

For further information on the Gas Pipelines, Processing and Energy Services business segment, please refer to the discussion under the subheadings “Industry Fundamentals – Supply and Demand for Liquids”, “Industry Fundamentals – Supply and Demand for Natural Gas and NGL”, “Industry Fundamentals – Supply and Demand for Renewable Energy”, “Growth Projects – Commercially Secured Projects – Gas Pipelines, Processing and Energy Services” and “Growth Projects – Other Projects Under Development – Gas Pipelines, Processing and Energy Services” and the heading “Gas Pipelines, Processing and Energy Services” of the MD&A.

SPONSORED INVESTMENTS

Sponsored Investments includes the Company’s 20.6% ownership interest in EEP, its 66.7% investment in the United States segment of the Alberta Clipper Project through EEP and EELP and an overall 67.3% economic interest in the Fund, held both directly and indirectly through EIFH. Enbridge, through its subsidiaries manages the day-to-day operations of, and develops and assesses opportunities for each of these investments, including both organic growth and acquisition opportunities.

EEP transports crude oil and other liquid hydrocarbons through common carrier and feeder pipelines including the Lakehead Pipeline System which is the United States portion of the Enbridge mainline system, and transports, gathers, processes and markets natural gas and NGL. The primary operations of the Fund include renewable power generation, crude oil and liquids pipeline and storage businesses in Western Canada and a 50% interest in the Canadian portion of Alliance (the “Alliance Pipeline Canada”).

The Fund operates three key businesses: renewable and alternative power generation (“Green Power”); crude oil and liquids pipeline transportation and storage (“Liquids Transportation and Storage”); and a 50% interest in Alliance Pipeline Canada. Within Green Power, the Fund has interests in over 500 MW of renewable and alternative power generation capability. Liquids Transportation and Storage operates a crude oil gathering system and trunkline pipeline in southern Saskatchewan and southwestern Manitoba, connecting to Enbridge’s mainline pipeline to the United States. The Fund’s Liquids Transportation and Storage also includes the Canadian portion of the Bakken Expansion Program as well as the Hardisty Contract Terminals and Hardisty Storage Caverns located near Hardisty, Alberta.

For further information on the Sponsored Investments business segment, please refer to the discussion under the subheadings “Industry Fundamentals – Supply and Demand for Liquids”, “Industry Fundamentals – Supply and Demand for Natural Gas and NGL”, “Industry Fundamentals – Supply and Demand for Renewable Energy” and “Growth Projects – Commercially Secured Projects – Sponsored Investments” and the heading “Sponsored Investments” of the MD&A.

CORPORATE

The Corporate segment consists of a number of functions which support Enbridge as a whole, including Finance, Human Resources, Information Technology, Legal, Public and Government Affairs and other back-office functions.  The majority of the costs for these functions are fully allocated to Enbridge’s operating business segments, although some of these costs, particularly certain financing costs, are retained within the Corporate segment.  In addition, business development activities not specific to a business unit are conducted within the Corporate segment.

For further information on the Corporate business segment, please refer to the discussion under the subheading “Corporate” of the MD&A.

EMPLOYEES

At Year End, Enbridge employed 8,607 employees as set forth in the following table.

Business Segment	No. of Employees
Liquids Pipelines	2,840	.5[2]
Gas Distribution[1]	2,421
Gas Pipelines, Processing and Energy Services	869
Sponsored Investments	1,918	.5[2]
Corporate	558
	8,607

Notes:

1.	Approximately 10% of the Enbridge’s workforce is represented by the Communications, Energy and Paperworkers Union, Local 975 and the International Brotherhood of Electrical Workers, Local 97.
2.	Includes part-time employment.

CORPORATE SOCIAL RESPONSIBILITY

Enbridge is committed to integrating Corporate Social Responsibility (“CSR”) into every aspect of its business. The Company defines CSR as conducting business in an ethical and responsible manner, protecting the environment and the safety of people, providing economic and other benefits to the communities in which the Company operates, supporting universal human rights and employing a variety of policies, programs and practices to manage corporate governance and ensure fair, full and timely disclosure. The Company provides its stakeholders with open, transparent disclosure of its CSR performance.

Each year Enbridge prepares a CSR Report using the Global Reporting Initiative Sustainability Reporting Guidelines, which serve as a generally accepted framework for reporting on an organization’s economic, environmental and social performance.  A copy of this report is available on the Company’s website at www.enbridge.com.  None of the information contained on, or connected to the Company’s website nor any of the contents of the CSR Report are incorporated by reference herein.

For further information on the Company’s corporate social responsibility, please refer to the discussion under the subheading “Corporate Vision and Strategy – Maintaining the Company’s Social License” of the MD&A.

RISK FACTORS

A discussion of the Company’s risk factors can be found in the MD&A under the subheading “Business Risks” for each of the Liquids Pipelines, Gas Distribution, Gas Pipelines, Processing and Energy Services and Sponsored Investments operating segments as well as under the heading “Risk Management and Financial Instruments”.

DESCRIPTION OF CAPITAL STRUCTURE

SHARE CAPITAL

Enbridge’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series.  At Year End, the Company had 831,107,036 Common Shares, 5,000,000 Series A Preference Shares, 20,000,000 Series B Preference Shares, 18,000,000 Series D Preference Shares, 20,000,000 Series F Preference Shares, 14,000,000 Series H Preference Shares, 8,000,000 Series J Preference Shares, 16,000,000 Series L Preference Shares, 18,000,000 Series N Preference Shares, 16,000,000 Series P Preference Shares, 16,000,000 Series R Preference Shares, 16,000,000 Series 1 Preference Shares, 24,000,000 Series 3 Preference Shares,    8,000,000 Series 5 Preference Shares and 10,000,000 Series 7 Preference Shares issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors. Holders of Common Shares are entitled to receive notice of and to attend all meetings of the holders of Common Shares and are entitled to one vote per Common Share held at all such meetings.  In the event of any liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, holders of Common Shares will be entitled to participate ratably in any distribution of assets of the Company.

The Company has a Shareholder Rights Plan that is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, including any related parties, acquires or announces the intention to acquire 20% or more of the outstanding Common Shares without complying with certain provisions set out in the plan, or without approval of the Board of Directors.  Should such an acquisition occur, each rights holder, other than the acquiring person and its related parties, will have the right to purchase Common Shares at a 50% discount to the market price at that time.  The plan was reconfirmed at the 2005, 2008 and 2011 annual meetings of shareholders and must be reconfirmed at every third annual meeting thereafter.  Shareholders will be asked to confirm the plan at the May 2014 Annual and Special General Meeting.

Enbridge’s Dividend Reinvestment and Share Purchase Plan enables registered shareholders of the Company to purchase additional Common Shares by reinvesting all of the cash dividends paid on the Common Shares and also by making optional cash payments of up to $5,000 per quarter, in both cases without incurring brokerage or other transaction expenses.  Effective with dividends payable on March 1, 2008, participants in the Company’s Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of Common Shares with reinvested dividends.

Enbridge also has stock-based compensation plans that allow employees to purchase Common Shares. Option exercise prices are determined based on the weighted average market prices of the Common Shares for the five days preceding the date of issuance.  Options granted under the incentive stock option plan vest at 25% per year over four years, starting on the first anniversary of the grant date, and expire ten years after the grant date.  Options granted under the performance stock option plan vest at 20% per year over five years and expire eight years after the grant date.

Preference Shares

The Preference Shares may be issued in one or more series.  The Board of Directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preference Shares before the issue of such series.  Holders of the Preference Shares are not entitled to receive notice of or to attend or vote at any meeting of the shareholders of the Company, except as required by law.  At any meeting of the holders of Preference Shares as a class or at any joint meeting of the holders of two or more series of Preference Shares, each holder of Preference Shares entitled to vote at the meeting will have, on a poll, one one-hundredth of a vote in respect of each dollar of the issue price of each Preference Share held.  The Preference Shares of each series rank on parity with the Preference Shares of every other series with respect to priority in the payment of dividends and priority on the return of capital or any other distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation Distribution”).  The Preference Shares of each series are entitled to priority over the Common Shares and any other shares of the Company ranking junior to the Preference Shares with respect to the payment of dividends and on a Liquidation Distribution.

As at the date of this AIF, the Company has designated twenty-seven series of Preference Shares: the Series A Preference Shares, the Series B Preference Shares, the Series C Preference Shares, the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series L Preference Shares, the Series M Preference Shares, the Series N Preference Shares, the Series O Preference Shares, the Series P Preference Shares, the Series Q Preference Shares, the Series R Preference Shares, the Series S Preference Shares, the Series 1 Preference Shares, the Series 2 Preference Shares, the Series 3 Preference Shares, the Series 4 Preference Shares, the Series 5 Preference Share, the Series 6 Preference Shares, the Series 7 Preference Shares and the Series 8 Preference Shares.  As of the date of this AIF, only 14 series of preference shares are outstanding as follows:

•                  Series A Preference Shares;

•                  Series B Preference Shares;

•                  Series D Preference Shares;

•                  Series F Preference Shares;

•                  Series H Preference Shares;

•                  Series J Preference Shares;

•                  Series L Preference Shares;

•                  Series N Preference Shares;

•                  Series P Preference Shares;

•                  Series R Preference Shares;

•                  Series 1 Preference Shares;

•                  Series 3 Preference Shares;

•                  Series 5 Preference Shares; and

•                  Series 7 Preference Shares.

Series A Preference Shares

On December 1, 1998, the Company issued 5,000,000 Series A Preference Shares for gross cash consideration of $125,000,000.  Quarterly cumulative preferential cash dividends, if declared, will be paid at an annual rate of $1.375 per share.  The Series A Preference Shares are redeemable by the Company at a redemption price of $25.00 per share plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series A Preference Shares will be entitled to receive the amount paid up on the Series A Preference Share together with all accrued and unpaid dividends thereon.

Series B Preference Shares and Series C Preference Shares

On September 30, 2011, the Company issued 20,000,000 Series B Preference Shares for gross cash consideration of $500,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of $1.00 per share, if declared, will be paid for the initial period from and including September 30, 2011 to but excluding June 1, 2017.  Thereafter, the dividend rate will be reset every five years to equal the then five year Government of Canada bond yield plus 2.40%.  Holders of the Series B Preference Shares will have the right, subject to certain conditions being met, to convert their Series B Preference Shares into Series C Preference Shares on June 1, 2017 and on every fifth anniversary thereafter.  The Series B Preference Shares will be redeemable at the option of the Company on June 1, 2017 and on every fifth anniversary thereafter at a redemption price of $25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series B Preference Shares of the redemption of all the Series B Preference Shares, the right to convert the Series B Preference Shares into Series C Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series B Preference Shares will be entitled to receive $25.00 per Series B Preference Share together with all accrued and unpaid dividends thereon.

The Series C Preference Shares are issuable only upon conversion of the Series B Preference Shares. Holders of the Series C Preference Shares will have the right, subject to certain conditions being met, to convert their Series C Preference Shares back into Series B Preference Shares on June 1, 2022 and on every fifth anniversary thereafter.  Holders of the Series C Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to $25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month Government of Canada treasury bill rate plus 2.40%.  The Series C Preference Shares will also be redeemable at the option of the Company at a redemption price of $25.00 per share if redeemed on or after June 1, 2022 on an applicable conversion option date or $25.50 per share if redeemed on any date after June 1, 2017 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series C Preference Shares will be entitled to receive $25.00 per Series C Preference Share together with all accrued and unpaid dividends thereon.

Series D Preference Shares and Series E Preference Shares

On November 23, 2011, the Company issued 18,000,000 Series D Preference Shares for gross cash consideration of $450,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of $1.00 per share, if declared, will be paid for the initial period from and including November 23, 2011 to but excluding March 1, 2018.  Thereafter, the dividend rate will be reset every five years to equal the then five year Government of Canada bond yield plus 2.37%.  Holders of the Series D Preference Shares will have the right, subject to certain conditions being met, to convert their Series D Preference Shares into Series E Preference Shares on March 1, 2018 and on every fifth anniversary thereafter.  The Series D Preference Shares will be redeemable at the option of the Company on March 1, 2018 and on every fifth anniversary thereafter at a redemption price of $25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series D Preference Shares of the redemption of all the Series D Preference Shares, the right to convert the Series D Preference Shares into Series E Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series D Preference Shares will be entitled to receive $25.00 per Series D Preference Share together with all accrued and unpaid dividends thereon.

The Series E Preference Shares are issuable only upon conversion of the Series D Preference Shares. Holders of the Series E Preference Shares will have the right, subject to certain conditions being met, to convert their Series E Preference Shares back into Series D Preference Shares on March 1, 2023 and on every fifth anniversary thereafter.  Holders of the Series E Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to $25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month Government of Canada treasury bill rate plus 2.37%.  The Series E Preference Shares will also be redeemable at the option of the Company at a redemption price of $25.00 per share if redeemed on or after March 1, 2023 on an applicable conversion option date or $25.50 per share if redeemed on any date after March 1, 2018 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series E Preference Shares will be entitled to receive $25.00 per Series E Preference Share together with all accrued and unpaid dividends thereon.

Series F Preference Shares and Series G Preference Shares

On January 18, 2012, the Company issued 20,000,000 Series F Preference Shares for gross cash consideration of $500,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of $1.00 per share, if declared, will be paid for the initial period from and including January 18, 2012 to but excluding June 1, 2018.  Thereafter, the dividend rate will be reset every five years to equal the then five year Government of Canada bond yield plus 2.51%.  Holders of the Series F Preference Shares will have the right, subject to certain conditions being met, to convert their Series F Preference Shares into Series G Preference Shares on June 1, 2018 and on every fifth anniversary thereafter.  The Series F Preference Shares will be redeemable at the option of the Company on June 1, 2018 and on every fifth anniversary thereafter at a redemption price of $25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series F Preference Shares of the redemption of all the Series F Preference Shares, the right to convert the Series F Preference Shares into Series G Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series F Preference Shares will be entitled to receive $25.00 per Series F Preference Share together with all accrued and unpaid dividends thereon.

The Series G Preference Shares are issuable only upon conversion of the Series F Preference Shares.  Holders of the Series G Preference Shares will have the right, subject to certain conditions being met, to convert their Series G Preference Shares back into Series F Preference Shares on June 1, 2023 and on every fifth anniversary thereafter.  Holders of the Series G Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to $25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month Government of Canada treasury bill rate plus 2.51%.  The Series G Preference Shares will also be redeemable at the option of the Company at a redemption price of $25.00 per share if redeemed on or after June 1, 2023 on an applicable conversion option date or $25.50 per share if redeemed on any date after June 1, 2018 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series G Preference Shares will be entitled to receive $25.00 per Series G Preference Share together with all accrued and unpaid dividends thereon.

Series H Preference Shares and Series I Preference Shares

On March 29, 2012, the Company issued 14,000,000 Series H Preference Shares for gross cash consideration of $350,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of $1.00 per share, if declared, will be paid for the initial period from and including March 29, 2012 to but excluding September 1, 2018.  Thereafter, the dividend rate will be reset every five years to equal the then five year Government of Canada bond yield plus 2.12%.  Holders of the Series H Preference Shares will have the right, subject to certain conditions being met, to convert their Series H Preference Shares into Series I Preference Shares on September 1, 2018 and on every fifth anniversary thereafter.  The Series H Preference Shares will be redeemable at the option of the Company on September 1, 2018 and on every fifth anniversary thereafter at a redemption price of $25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series H Preference Shares of the redemption of all the Series H Preference Shares, the right to convert the Series H Preference Shares into Series I Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series H Preference Shares will be entitled to receive $25.00 per Series H Preference Share together with all accrued and unpaid dividends thereon.

The Series I Preference Shares are issuable only upon conversion of the Series H Preference Shares.  Holders of the Series I Preference Shares will have the right, subject to certain conditions being met, to convert their Series I Preference Shares back into Series H Preference Shares on September 1, 2023 and on every fifth anniversary thereafter.  Holders of the Series I Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to $25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month Government of Canada treasury bill rate plus 2.12%.  The Series I Preference Shares will also be redeemable at the option of the Company at a redemption price of $25.00 per share if redeemed on or after September 1, 2023 on an applicable conversion option date or $25.50 per share if redeemed on any date after September 1, 2018 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series I Preference Shares will be entitled to receive $25.00 per Series I Preference Share together with all accrued and unpaid dividends thereon.

Series J Preference Shares and Series K Preference Shares

On April 19, 2012, the Company issued 8,000,000 Series J Preference Shares for gross cash consideration of US$200,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of US$1.00 per share, if declared, will be paid for the initial period from and including April 19, 2012 to but excluding June 1, 2017.  Thereafter, the dividend rate will be reset every five years to equal the then five year United States Government bond yield plus 3.05%.  Holders of the Series J Preference Shares will have the right, subject to certain conditions being met, to convert their Series J Preference Shares into Series K Preference Shares on June 1, 2017 and on every fifth anniversary thereafter.  The Series J Preference Shares will be redeemable at the option of the Company on June 1, 2017 and on every fifth anniversary thereafter at a redemption price of US$25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series J Preference Shares of the redemption of all the Series J Preference Shares, the right to convert the Series J Preference Shares into Series K Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series J Preference Shares will be entitled to receive US$25.00 per Series J Preference Share together with all accrued and unpaid dividends thereon.

The Series K Preference Shares are issuable only upon conversion of the Series J Preference Shares. Holders of the Series K Preference Shares will have the right, subject to certain conditions being met, to convert their Series K Preference Shares back into Series J Preference Shares on June 1, 2022 and on every fifth anniversary thereafter.  Holders of the Series K Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to US$25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month United States Government treasury bill rate plus 3.05%.  The Series K Preference Shares will also be redeemable at the option of the Company at a redemption price of US$25.00 per share if redeemed on or after June 1, 2022 on an applicable conversion option date or US$25.50 per share if redeemed on any date after June 1, 2017 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series K Preference Shares will be entitled to receive US$25.00 per Series K Preference Share together with all accrued and unpaid dividends thereon.

Series L Preference Shares and Series M Preference Shares

On May 23, 2012, the Company issued 16,000,000 Series L Preference Shares for gross cash consideration of US$400,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of US$1.00 per share, if declared, will be paid for the initial period from and including May 23, 2012 to but excluding September 1, 2017.  Thereafter, the dividend rate will be reset every five years to equal the then five year United States Government bond yield plus 3.15%.  Holders of the Series L Preference Shares will have the right, subject to certain conditions being met, to convert their Series L Preference Shares into Series M Preference Shares on September 1, 2017 and on every fifth anniversary thereafter.  The Series L Preference Shares will be redeemable at the option of the Company on September 1, 2017 and on every fifth anniversary thereafter at a redemption price of US$25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series L Preference Shares of the redemption of all the Series L Preference Shares, the right to convert the Series L Preference Shares into Series M Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series L Preference Shares will be entitled to receive US$25.00 per Series L Preference Share together with all accrued and unpaid dividends thereon.

The Series M Preference Shares are issuable only upon conversion of the Series L Preference Shares.  Holders of the Series M Preference Shares will have the right, subject to certain conditions being met, to convert their Series M Preference Shares back into Series L Preference Shares on September 1, 2022 and on every fifth anniversary thereafter.  Holders of the Series M Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to US$25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month United States Government treasury bill rate plus 3.15%.  The Series M Preference Shares will also be redeemable at the option of the Company at a redemption price of US$25.00 per share if redeemed on or after September 1, 2022 on an applicable conversion option date or US$25.50 per share if redeemed on any date after September 1, 2017 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series M Preference Shares will be entitled to receive US$25.00 per Series M Preference Share together with all accrued and unpaid dividends thereon.

Series N Preference Shares and Series O Preference Shares

On July 17, 2012, the Company issued 18,000,000 Series N Preference Shares for gross cash consideration of $450,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of $1.00 per share, if declared, will be paid for the initial period from and including July 17, 2012 to but excluding December 1, 2018.  Thereafter, the dividend rate will be reset every five years to equal the then five year Government of Canada bond yield plus 2.65%.  Holders of the Series N Preference Shares will have the right, subject to certain conditions being met, to convert their Series N Preference Shares into Series O Preference Shares on December 1, 2018 and on every fifth anniversary thereafter.  The Series N Preference Shares will be redeemable at the option of the Company on December 1, 2018 and on every fifth anniversary thereafter at a redemption price of $25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series N Preference Shares of the redemption of all the Series N Preference Shares, the right to convert the Series N Preference Shares into Series O Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series N Preference Shares will be entitled to receive $25.00 per Series N Preference Share together with all accrued and unpaid dividends thereon.

The Series O Preference Shares are issuable only upon conversion of the Series N Preference Shares.  Holders of the Series O Preference Shares will have the right, subject to certain conditions being met, to convert their Series O Preference Shares back into Series N Preference Shares on December 1, 2023 and on every fifth anniversary thereafter.  Holders of the Series O Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to $25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month Government of Canada treasury bill rate plus 2.65%.  The Series O Preference Shares will also be redeemable at the option of the Company at a redemption price of $25.00 per share if redeemed on or after December 1, 2023 on an applicable conversion option date or $25.50 per share if redeemed on any date after December 1, 2018 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon. In the event of a Liquidation Distribution, the holders of the Series O Preference Shares will be entitled to receive $25.00 per Series O Preference Share together with all accrued and unpaid dividends thereon.

Series P Preference Shares and Series Q Preference Shares

On September 13, 2012, the Company issued 16,000,000 Series P Preference Shares for gross cash consideration of $400,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of $1.00 per share, if declared, will be paid for the initial period from and including September 13, 2012 to but excluding March 1, 2019.  Thereafter, the dividend rate will be reset every five years to equal the then five year Government of Canada bond yield plus 2.50%.  Holders of the Series P Preference Shares will have the right, subject to certain conditions being met, to convert their Series P Preference Shares into Series Q Preference Shares on March 1, 2019 and on every fifth anniversary thereafter.  The Series P Preference Shares will be redeemable at the option of the Company on March 1, 2019 and on every fifth anniversary thereafter at a redemption price of $25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series P Preference Shares of the redemption of all the Series P Preference Shares, the right to convert the Series P Preference Shares into Series Q Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series P Preference Shares will be entitled to receive $25.00 per Series P Preference Share together with all accrued and unpaid dividends thereon.

The Series Q Preference Shares are issuable only upon conversion of the Series P Preference Shares.  Holders of the Series Q Preference Shares will have the right, subject to certain conditions being met, to convert their Series Q Preference Shares back into Series P Preference Shares on March 1, 2024 and on every fifth anniversary thereafter.  Holders of the Series Q Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to $25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month Government of Canada treasury bill rate plus 2.50%.  The Series Q Preference Shares will also be redeemable at the option of the Company at a redemption price of $25.00 per share if redeemed on or after March 1, 2024 on an applicable conversion option date or $25.50 per share if redeemed on any date after March 1, 2019 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series Q Preference Shares will be entitled to receive $25.00 per Series Q Preference Share together with all accrued and unpaid dividends thereon.

Series R Preference Shares and Series S Preference Shares

On December 5, 2012, the Company issued 16,000,000 Series R Preference Shares for gross cash consideration of $400,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of $1.00 per share, if declared, will be paid for the initial period from and including December 5, 2012 to but excluding June 1, 2019.  Thereafter, the dividend rate will be reset every five years to equal the then five year Government of Canada bond yield plus 2.50%.  Holders of the Series R Preference Shares will have the right, subject to certain conditions being met, to convert their Series R Preference Shares into Series S Preference Shares on June 1, 2019 and on every fifth anniversary thereafter.  The Series R Preference Shares will be redeemable at the option of the Company on June 1, 2019 and on every fifth anniversary thereafter at a redemption price of $25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series R Preference Shares of the redemption of all the Series R Preference Shares, the right to convert the Series R Preference Shares into Series S Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series R Preference Shares will be entitled to receive $25.00 per Series R Preference Share together with all accrued and unpaid dividends thereon.

The Series S Preference Shares are issuable only upon conversion of the Series R Preference Shares. Holders of the Series S Preference Shares will have the right, subject to certain conditions being met, to convert their Series S Preference Shares back into Series R Preference Shares on June 1, 2024 and on every fifth anniversary thereafter.  Holders of the Series S Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to $25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month Government of Canada treasury bill rate plus 2.50%.  The Series S Preference Shares will also be redeemable at the option of the Company at a redemption price of $25.00 per share if redeemed on or after June 1, 2024 on an applicable conversion option date or $25.50 per share if redeemed on any date after June 1, 2019 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series S Preference Shares will be entitled to receive $25.00 per Series S Preference Share together with all accrued and unpaid dividends thereon.

Series 1 Preference Shares and Series 2 Preference Shares

On March 27, 2013, the Company issued 16,000,000 Series 1 Preference Shares for gross cash consideration of US$400,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of US$1.00 per share, if declared, will be paid for the initial period from and including June 1, 2013 to but excluding June 1, 2018.  Thereafter, the dividend rate will be reset every five years to equal the then five year United States Government bond yield plus 3.14%.  Holders of the Series 1 Preference Shares will have the right, subject to certain conditions being met, to convert their Series 1 Preference Shares into Series 2 Preference Shares on June 1, 2018 and on every fifth anniversary thereafter.  The Series 1 Preference Shares will be redeemable at the option of the Company on June 1, 2018 and on every fifth anniversary thereafter at a redemption price of US$25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series 1 Preference Shares of the redemption of all the Series 1 Preference Shares, the right to convert the Series 1 Preference Shares into Series 2 Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series 1 Preference Shares will be entitled to receive US$25.00 per Series 1 Preference Share together with all accrued and unpaid dividends thereon.

The Series 2 Preference Shares are issuable only upon conversion of the Series 1 Preference Shares. Holders of the Series 2 Preference Shares will have the right, subject to certain conditions being met, to convert their Series 2 Preference Shares back into Series 1 Preference Shares on June 1, 2023 and on every fifth anniversary thereafter.  Holders of the Series 2 Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to US$25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month United States Government treasury bill rate plus 3.14%.  The Series 2 Preference Shares will also be redeemable at the option of the Company at a redemption price of US$25.00 per share if redeemed on or after June 1, 2023 on an applicable conversion option date or US$25.50 per share if redeemed on any date after June 1, 2018 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series 2 Preference Shares will be entitled to receive US$25.00 per Series 2 Preference Share together with all accrued and unpaid dividends thereon.

Series 3 Preference Shares and Series 4 Preference Shares

On June 6, 2013, the Company issued 24,000,000 Series 3 Preference Shares for gross cash consideration of $600,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of $1.00 per share, if declared, will be paid for the initial period from and including September 1, 2013 to but excluding September 1, 2019.  Thereafter, the dividend rate will be reset every five years to equal the then five year Government of Canada bond yield plus 2.38%.  Holders of the Series 3 Preference Shares will have the right, subject to certain conditions being met, to convert their Series 3 Preference Shares into Series 4 Preference Shares on September 1, 2019 and on every fifth anniversary thereafter.  The Series 3 Preference Shares will be redeemable at the option of the Company on September 1, 2019 and on every fifth anniversary thereafter at a redemption price of $25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series 3 Preference Shares of the redemption of all the Series 3 Preference Shares, the right to convert the Series 3 Preference Shares into Series 4 Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series 3 Preference Shares will be entitled to receive $25.00 per Series 3 Preference Share together with all accrued and unpaid dividends thereon.

The Series 4 Preference Shares are issuable only upon conversion of the Series 3 Preference Shares. Holders of the Series 4 Preference Shares will have the right, subject to certain conditions being met, to convert their Series 4 Preference Shares back into Series 3 Preference Shares on September 1, 2024 and on every fifth anniversary thereafter.  Holders of the Series 4 Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to $25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month Government of Canada treasury bill rate plus 2.38%.  The Series 4 Preference Shares will also be redeemable at the option of the Company at a redemption price of $25.00 per share if redeemed on or after September 1, 2024 on an applicable conversion option date or $25.50 per share if redeemed on any date after September 1, 2019 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series 4 Preference Shares will be entitled to receive $25.00 per Series 4 Preference Share together with all accrued and unpaid dividends thereon.

Series 5 Preference Shares and Series 6 Preference Shares

On September 27, 2013, the Company issued 8,000,000 Series 5 Preference Shares for gross cash consideration of US$200,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of US$1.10 per share, if declared, will be paid for the initial period from and including December 1, 2013 to but excluding March 1, 2019.  Thereafter, the dividend rate will be reset every five years to equal the then five year United States Government bond yield plus 2.82%.  Holders of the Series 5 Preference Shares will have the right, subject to certain conditions being met, to convert their Series 5 Preference Shares into Series 6 Preference Shares on March 1, 2019 and on every fifth anniversary thereafter.  The Series 5 Preference Shares will be redeemable at the option of the Company on March 1, 2019 and on every fifth anniversary thereafter at a redemption price of US$25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series 5 Preference Shares of the redemption of all the Series 5 Preference Shares, the right to convert the Series 5 Preference Shares into Series 6 Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series 5 Preference Shares will be entitled to receive US$25.00 per Series 5 Preference Share together with all accrued and unpaid dividends thereon.

The Series 6 Preference Shares are issuable only upon conversion of the Series 5 Preference Shares. Holders of the Series 6 Preference Shares will have the right, subject to certain conditions being met, to convert their Series 6 Preference Shares back into Series 5 Preference Shares on March 1, 2019 and on every fifth anniversary thereafter.  Holders of the Series 6 Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to US$25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month United States Government treasury bill rate plus 2.82%.  The Series 6 Preference Shares will also be redeemable at the option of the Company at a redemption price of US$25.00 per share if redeemed on or after March 1, 2024 on an applicable conversion option date or US$25.50 per share if redeemed on any date after March 1, 2019 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series 6 Preference Shares will be entitled to receive US$25.00 per Series 6 Preference Share together with all accrued and unpaid dividends thereon.

Series 7 Preference Shares and Series 8 Preference Shares

On December 12, 2013, the Company issued 10,000,000 Series 7 Preference Shares for gross cash consideration of $250,000,000.  Quarterly cumulative preferential cash dividends at an annual rate of $1.10 per share, if declared, will be paid for the initial period from and including March 1, 2014 to but excluding March 1, 2019.  Thereafter, the dividend rate will be reset every five years to equal the then five year Government of Canada bond yield plus 2.57%.  Holders of the Series 7 Preference Shares will have the right, subject to certain conditions being met, to convert their Series 7 Preference Shares into Series 8 Preference Shares on March 1, 2019 and on every fifth anniversary thereafter.  The Series 7 Preference Shares will be redeemable at the option of the Company on March 1, 2019 and on every fifth anniversary thereafter at a redemption price of $25.00 per share plus all accrued and unpaid dividends thereon.  If the Company gives notice to the holders of the Series 7 Preference Shares of the redemption of all the Series 7 Preference Shares, the right to convert the Series 7 Preference Shares into Series 8 Preference Shares will terminate.  In the event of a Liquidation Distribution, the holders of the Series 7 Preference Shares will be entitled to receive $25.00 per Series 7 Preference Share together with all accrued and unpaid dividends thereon.

The Series 8 Preference Shares are issuable only upon conversion of the Series 7 Preference Shares. Holders of the Series 8 Preference Shares will have the right, subject to certain conditions being met, to convert their Series 8 Preference Shares back into Series 7 Preference Shares on March 1, 2019 and on every fifth anniversary thereafter.  Holders of the Series 8 Preference Shares will also be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to $25.00 multiplied by the number of days in the quarter divided by 365 or 366, as applicable, and multiplying that product by the sum of the then three month Government of Canada treasury bill rate plus 2.57%.  The Series 8 Preference Shares will also be redeemable at the option of the Company at a redemption price of $25.00 per share if redeemed on or after March 1, 2024 on an applicable conversion option date or $25.50 per share if redeemed on any date after March 1, 2019 that is not a conversion option date, in each case plus all accrued and unpaid dividends thereon.  In the event of a Liquidation Distribution, the holders of the Series 8 Preference Shares will be entitled to receive $25.00 per Series 8 Preference Share together with all accrued and unpaid dividends thereon.

RATINGS

The Company’s objectives when managing capital are to maintain flexibility among: enabling its businesses to operate at the highest efficiency while maintaining safety and reliability; providing liquidity for growth opportunities; and providing acceptable returns to shareholders.  These objectives are primarily met through maintenance of an investment grade credit rating, which provides access to lower cost capital.  A ratings downgrade could potentially increase the Company’s financing costs and reduce its access to capital markets.  The following table sets forth the ratings assigned to the Company’s Preference Shares, MTNs and unsecured debt and commercial paper by DBRS Limited (“DBRS”), Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”).

	DBRS	Moody’s	S&P
Preference Shares[1]	Pfd-2 (low)	Baa3	P-2
MTNs and Unsecured Debt	A(low)	Baa1	A-
Commercial Paper	R-1 (low)	Not Rated	A-1 (low)
Rating Outlook	Stable	Stable	Stable

Note:

1.	The Preference Shares have all had the same ratings assigned to them.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor.  The credit ratings assigned by these ratings agencies to the securities may not reflect the potential impact of all risks on the value of the respective securities.  The credit ratings accorded by these rating agencies are not recommendations to purchase, hold or sell the respective securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.  A description from the rating agency for each credit rating listed in the table above is set out below.

DBRS has different rating scales for short and long-term debt and preferred shares.  The DBRS long-term rating scale provides an opinion on the risk of default.  That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued.  Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims.  All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”.  The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.  Long-term obligations rated A are of good-credit quality.  The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA, and may be vulnerable to future events, but qualifying negative factors are considered manageable.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments.  Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories “high” and “low”.  The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.  This scale may also apply to certain hybrid securities, in which case references to dividend throughout will reflect interest commitments of the hybrid security.  Preferred shares rated Pfd-2 are of satisfactory credit quality.  Protection of dividends and principal is still substantial, but earnings, the balance sheet, and coverage ratios are not as strong as Pfd-1 rated companies.  Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the “A” category.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner.  Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.  The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”.  The R-1 (low) rating assigned to Enbridge’s commercial paper is the third highest of ten rating categories and indicates good credit quality.  The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories and may be vulnerable to future events, but qualifying negative factors are considered manageable.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.  Obligations rated Baa are subject to the moderate credit risk.  Obligations rated Baa are judged to be medium grade and, as such, may possess certain speculative characteristics.  Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa.  The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s assigns provisional ratings to MTN programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes).  MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (e.g. senior or subordinated).  To capture the contingent nature of a program rating, Moody’s assigns provisional ratings to MTN programs.  A provisional rating is denoted by a (P) in front of the rating.

S&P has different rating scales for short and long-term obligations. Ratings may be modified by the addition of a plus (“+”) or a minus (“-”) sign to show the relative standing within a particular rating category.  The S&P Canadian preferred share rating scale serves issuers, investors, and intermediaries in the Canadian financial markets by expressing preferred share ratings (determined in accordance with global  rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years.  A S&P preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market.  There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P.  P-2 corresponds to BBB.  An obligor rated BBB has adequate capacity to meet its financial commitments; however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

The A- rating assigned to Enbridge’s MTNs and unsecured debentures is the third highest of 11 rating categories.  An A rating indicates the obligor has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.

A S&P Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet the financial commitments associated with a specific commercial paper program or other short-term financial instrument (“obligation”) relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations.  The A-1(Low) rating assigned to Enbridge’s commercial paper program is the third highest of 8 rating categories with a (low) designation after the rating indicating a slightly higher susceptibility to the adverse effects of changes in circumstances and economic conditions, although the obligor’s capacity to meet its financial commitment on the obligation is satisfactory. Obligations rated A-1 (low) on the Canadian commercial paper rating scale qualify for a rating of A-2 on the S&P global short-term rating scale. A rating of A-2 by S&P means the obligor is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than the A-1 rating, but the obligor’s capacity to meet its financial commitment is satisfactory.

The Company made payments to DBRS, Moody’s and S&P in connection with the assignment of ratings on the long-term debt, preference shares and commercial paper of the Company and will make payments to these rating agencies in connection with the confirmation of such ratings for purposes of any future offerings of such securities.  Other than those payments made in respect of credit ratings, no additional payments have been made to any of these rating agencies for any other services provided to the Company during the past two years.

DIVIDENDS

The declaration of dividends is at the discretion of the Board of Directors.  The Company continues to target a payout of approximately 60% to 70% of adjusted earnings as dividends to holders of the Common Shares.  Dividends on the Series A Preference Shares are fixed and are paid quarterly.  Dividends on the Preference Shares, excluding the Series A Preference Shares, are fixed for the initial term (the period from and including the date of issue of such shares to but excluding the applicable initial period end date) and are paid quarterly.  At the end of the applicable initial term, the fixed dividend rate for the respective series of Preference Shares will be reset for a subsequent five-year term, or the holders may elect to convert to a floating rate dividend which will be reset quarterly thereafter.  See “Description of Capital Structure – Share Capital – Preference Shares” above.

There are no restrictions that currently prevent the Company from paying dividends.  However, in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Preference Shares have priority in the payment of dividends over the holders of the Common Shares.  Additionally, so long as any series of Preference Shares is outstanding, the Company is not permitted to declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Company ranking junior to the Preference Shares) on the Common Shares or any other shares of the Company ranking junior to the Preference Shares with respect to the payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all Preference Shares then outstanding shall have been declared and paid or set apart for payment at the date of any such action.  Restrictions in credit or financing agreements entered into by the Company or provisions of applicable law may also preclude the payment of dividends in certain circumstances.

The following table shows dividends paid on the Common Shares and the respective series of Preference Shares in 2013, 2012, and 2011:

(Canadian dollars per share, unless otherwise noted)	2013	2012	2011
Common Shares[1,2]	1.2600	1.1300	0.9800
Series A Preference Shares[3]	1.3750	1.3750	1.3750
Series B Preference Shares[4]	1.0000	1.1692	-
Series D Preference Shares[5]	1.0000	1.0205	-
Series F Preference Shares[6]	1.0000	0.8699	-
Series H Preference Shares[7]	1.0000	0.6747	-
Series J Preference Shares[8,17]	1.0000	0.6199	-
Series L Preference Shares[9,17]	1.0000	0.5267	-
Series N Preference Shares[10]	1.0000	0.3753	-
Series P Preference Shares[11]	1.0000	0.2164	-
Series R Preference Shares[12]	0.9856	-	-
Series 1 Preference Shares[13,17]	0.6808	-	-
Series 3 Preference Shares[14]	0.4884	-	-
Series 5 Preference Shares[15,17]	0.1959	-	-
Series 7 Preference Shares[16]	-	-	-

Notes:

1.	Comparative amounts were restated to reflect the Company’s two-for-one stock split which was effective May 25, 2011.
2.

Dividends paid on the Common Shares include: (i) a dividend of 0.3150 declared in 2012 but paid in the first quarter of 2013; (ii) a dividend of $0.2825 per share declared in 2011 but paid in the first quarter of 2012; and (iii) a dividend of $0.2450 per share declared in 2010 but paid in the first quarter of 2011. On December 4, 2013, the Company also declared a dividend of $0.3500 per share on the Common Shares which is payable in the first quarter of 2014.

3.	On December 4, 2013, the Company declared a quarterly dividend of $0.34375 per share on the Series A Preference Shares which is payable in the first quarter of 2014.
4.

On March 1, 2012, the Company paid a first dividend of $0.4192 per share on the Series B Preference Shares. The regular quarterly dividend of $0.25 per share payable on the Series B Preference Shares took effect in the second quarter of 2012. On December 4, 2013, the Company declared a quarterly dividend of $0.25 per share on the Series B Preference Shares which is payable in the first quarter of 2014.

5.

On March 1, 2012, the Company paid a first dividend of $0.2705 per share on the Series D Preference Shares. The regular quarterly dividend of $0.25 per share payable on the Series D Preference Shares took effect in the second quarter of 2012. On December 4, 2013, the Company declared a quarterly dividend of $0.25 per share on the Series D Preference Shares which is payable in the first quarter of 2014.

6.

On June 1, 2012, the Company paid a first dividend of $0.3699 per share on the Series F Preference Shares. The regular quarterly dividend of $0.25 per share payable on the Series F Preference Shares took effect in the third quarter of 2012. On December 4, 2013, the Company declared a quarterly dividend of $0.25 per share on the Series F Preference Shares which is payable in the first quarter of 2014.

7.

On September 1, 2012, the Company paid a first dividend of $0.4247 per share on the Series H Preference Shares. The regular quarterly dividend of $0.25 per share payable on the Series H Preference Shares took effect in the fourth quarter of 2012. On December 4, 2013, the Company declared a quarterly dividend of $0.25 per share on the Series H Preference Shares which is payable in the first quarter of 2014.

8.

On September 1, 2012, the Company paid a first dividend of US$0.3699 per share on the Series J Preference Shares. The regular quarterly dividend of US$0.25 per share payable on the Series J Preference Shares took effect in the fourth quarter of 2012. On December 4, 2013, the Company declared a quarterly dividend of US$0.25 per share on the Series J Preference Shares which is payable in the first quarter of 2014.

9.

On September 1, 2012, the Company paid a first dividend of US$0.2767 per share on the Series L Preference Shares. The regular quarterly dividend of US$0.25 per share payable on the Series L Preference Shares took effect in the fourth quarter of 2012. On December 4, 2013, the Company declared a quarterly dividend of US$0.25 per share on the Series L Preference Shares which is payable in the first quarter of 2014.

10.

On December 1, 2012, the Company paid a first dividend of $0.3753 per share on the Series N Preference Shares. The regular quarterly dividend of $0.25 per share payable on the Series N Preference Shares took effect in the first quarter of 2013. On December 4, 2013, the Company declared a quarterly dividend of $0.25 per share on the Series N Preference Shares which is payable in the first quarter of 2014.

11.

On December 1, 2012, the Company paid a first dividend of $0.2164 per share on the Series P Preference Shares. The regular quarterly dividend of $0.25 per share payable on the Series P Preference Shares took effect in the first quarter of 2013. On December 4, 2013, the Company declared a quarterly dividend of $0.25 per share on the Series P Preference Shares which is payable in the first quarter of 2014.

12.

On March 1, 2013, the Company paid a first dividend of $0.2356 per share on the Series R Preference Shares. The regular quarterly dividend of $0.25 per share payable on the Series R Preference Shares took effect in the second quarter of 2013. On December 4, 2013, the Company declared a quarterly dividend of $0.25 per share on the Series R Preference Shares which is payable in the first quarter of 2014.

13.

On June 1, 2013, the Company paid a first dividend of US$0.1808 on the Series 1 Preference Shares. The regular quarterly dividend of US$0.25 per share payable on the Series 1 Preference Shares took effect in the third quarter of 2013. On December 4, 2013, the Company declared a quarterly dividend of US$0.25 per share on the Series 1 Preference Shares which is payable in the first quarter of 2014.

14.

On September 1, 2013, the Company paid a first dividend of $0.2384 on the Series 3 Preference Shares. The regular quarterly dividend of $0.25 per share payable on the Series 3 Preference Shares took effect in the fourth quarter of 2013. On December 4, 2013, the Company declared a quarterly divided of $0.25 per share on the Series 3 Preference Shares which is payable in the first quarter of 2014.

15.

On December 1, 2013, the Company paid a first dividend of US$0.1959 per share on the Series 5 Preference Shares. The regular quarterly dividend of US$0.275 per share payable on the Series 5 Preference Shares will take effect in the first quarter of 2014. On December 4, 2013, the Company declared a quarterly dividend of US$0.275 per share on the Series 5 Preference Shares which is payable in the first quarter of 2014.

16.

On January 15, 2014, the Board of Directors declared a quarterly dividend of $0.2381 per share on the Series 7 Preference Share. This will be the first dividend payable on the Series 7 Preference Shares and is payable on March 1, 2014. The regular quarterly dividend of $0.275 per share payable on the Series 7 Preference Shares will take effect in the second quarter of 2014.

17.	US dollars per share.

MARKET FOR SECURITIES

COMMON SHARES

The Common Shares are traded on the TSX in Canada, the principal market for such shares, and on the NYSE in the United States under the symbol “ENB”.  The following table sets forth the monthly price ranges and volumes traded for the Common Shares on the TSX and NYSE.

	TSX			NYSE
	High ($)	Low ($)	Volume Traded	High (US$)	Low (US$)	Volume Traded
January 2013	$44.87	$42.59	22,486,039	$44.87	$43.13	2,802,678
February 2013	$45.98	$43.84	21,705,848	$44.84	$43.27	2,845,966
March 2013	$47.38	$45.53	29,011,377	$46.64	$44.34	4,274,453
April 2013	$47.96	$45.18	31,569,091	$47.60	$44.21	4,657,107
May 2013	$49.17	$44.35	34,557,992	$47.87	$42.91	3,714,118
June 2013	$45.90	$41.84	47,031,961	$44.98	$39.70	5,728,351
July 2013	$46.96	$44.03	29,081,902	$45.68	$41.55	4,298,214
August 2013	$46.46	$42.16	23,181,971	$44.86	$40.15	4,020,872
September 2013	$43.92	$42.00	24,142,742	$42.66	$40.44	2,531,987
October 2013	$45.30	$41.74	23,798,086	$43.46	$40.44	3,521,186
November 2013	$46.75	$43.30	28,020,373	$44.69	$41.05	2,625,340
December 2013	$46.60	$42.74	26,952,782	$43.82	$39.98	2,779,582

PREFERENCE SHARES

The Company`s Preference Shares are traded on the TSX under the following symbols.

Preference Shares	Ticker Symbol
Series A Preference Shares	ENB.PR.A
Series B Preference Shares	ENB.PR.B
Series D Preference Shares	ENB.PR.D
Series F Preference Shares	ENB.PR.F
Series H Preference Shares	ENB.PR.H
Series J Preference Shares	ENB.PR.U
Series L Preference Shares	ENB.PF.U
Series N Preference Shares	ENB.PR.N
Series P Preference Shares	ENB.PR.P
Series R Preference Shares	ENB.PR.T
Series 1 Preference Shares	ENB.PR.V
Series 3 Preference Shares	ENB.PR.Y
Series 5 Preference Shares	ENB.PF.V
Series 7 Preference Shares	ENB.PR.J

The following table sets forth the monthly price range and volume traded for the Preference Shares on the TSX.

	Series A	Series B	Series D	Series F1	Series H2	Series J3, 4	Series L4, 5	Series N6	Series P7	Series R8	Series 14.9	Series 3[10]	Series 54.11	Series 7[12]
January 2013
High ($)	26.52	25.78	25.85	25.82	25.48	25.98	25.56	25.83	26.09	25.60	-	-	-	-
Low ($)	25.84	25.40	25.35	25.45	25.19	25.50	25.14	25.42	25.28	25.20	-	-	-	-
Volume (`000)	48,756	536,762	319,722	520,419	447,945	128,519	420,526	446,882	569,066	1,621,337	-	-	-	-
February 2013
High ($)	26.63	25.92	26.50	26.11	25.88	25.94	25.67	25.90	25.85	25.88	-	-	-	-
Low ($)	25.88	25.50	25.54	25.50	25.28	25.41	25.13	25.50	25.30	25.34	-	-	-	-
Volume (`000)	108,826	325,969	365,298	450,920	385,561	105,304	316,208	443,523	243,064	572,805	-	-	-	-
March 2013
High ($)	26.50	26.19	26.10	26.49	25.97	25.95	25.55	26.14	25.90	26.06	25.00	-	-	-
Low ($)	26.20	25.60	25.56	25.67	25.35	25.02	25.00	25.50	25.42	25.45	24.87	-	-	-
Volume (`000)	89,092	416,923	380,082	413,155	321,663	214,649	595,455	315,984	729,466	685,505	1,007,521	-	-	-
April 2013
High ($)	26.55	26.20	26.20	26.20	26.28	25.65	25.45	26.35	26.09	26.15	25.40	-	-	-
Low ($)	25.93	25.62	25.80	25.75	25.51	25.00	25.08	25.62	25.75	25.73	24.98	-	-	-
Volume (`000)	73,486	463,531	284,250	687,262	261,325	117,815	240,457	309,841	514,919	414,349	1,646,867	-	-	-
May 2013
High ($)	26.35	26.33	26.12	26.03	25.97	25.89	25.65	26.30	26.04	26.14	25.70	-	-	-

	Series A	Series B	Series D	Series F1	Series H2	Series J3, 4	Series L4, 5	Series N6	Series P7	Series R8	Series 14.9	Series 3[10]	Series 54.11	Series 7[12]
Low ($)	25.60	25.38	25.39	25.25	25.25	25.30	25.32	25.36	25.32	25.32	25.22	-	-	-
Volume (`000)	115,560	328,278	351,722	839,848	345,093	147,651	293,681	421,283	309,166	396,128	950,701	-	-	-
June 2013
High ($)	25.95	25.48	25.52	25.41	25.31	25.69	25.52	25.53	25.42	25.39	25.59	25.18
Low ($)	24.75	24.54	24.16	24.36	23.93	24.80	24.76	24.52	24.07	24.16	24.65	24.11
Volume (`000)	82,804	284,810	246,224	418,520	225,514	125,726	354,285	353,738	243,141	493,123	453,031	3,033,002
July 2013
High ($)	25.30	25.38	25.30	25.21	24.80	25.14	25.20	25.50	25.20	25.24	25.00	25.03	-	-
Low ($)	24.75	24.83	24.57	24.78	24.29	24.78	24.55	25.00	24.80	24.87	24.50	24.60	-	-
Volume (`000)	126,907	253,369	295,537	446,587	255,876	177,520	305,263	361,029	285,595	330,036	442,464	975,999	-	-
August 2013
High ($)	25.40	25.14	24.95	24.99	24.60	25.00	25.04	25.16	25.00	25.01	25.00	24.70	-	-
Low ($)	24.00	22.78	22.46	22.66	22.10	23.78	23.98	22.87	22.60	22.50	23.83	22.03	-	-
Volume (`000)	93,463	426,952	262,691	337,883	291,269	138,396	239,166	405,085	385,402	274,291	352,914	680,228	-	-
September 2013
High ($)	25.10	24.50	24.25	24.56	23.79	24.69	24.59	24.65	24.34	24.34	24.55	24.00	24.80	-
Low ($)	24.15	24.00	23.56	23.76	22.69	24.00	23.85	24.06	23.53	23.62	23.75	23.40	24.00	-
Volume (`000)	114,085	294,498	306,389	630,444	258,970	121,692	309,861	284,919	259,089	462,857	265,454	599,851	743,530	-
October 2013
High ($)	25.42	24.59	24.19	24.25	23.61	24.25	24.29	24.60	24.21	24.14	24.25	24.14	24.39	-
Low ($)	24.97	23.74	23.32	23.42	22.75	23.27	23.21	24.00	22.97	23.15	23.08	22.60	23.00	-
Volume (`000)	75,795	396,375	320,703	343,362	240,074	176,536	292,749	446,094	253,450	462,414	343,392	412,067	489,737	-
November 2013
High ($)	25.44	25.00	24.99	24.93	24.17	24.28	23.98	25.02	24.45	24.48	23.98	24.34	23.84	-
Low ($)	24.69	24.15	23.94	23.90	23.26	23.44	23.18	24.40	23.59	23.49	23.20	23.15	23.28	-
Volume (`000)	94,423	313,998	323,244	322,325	303,126	144,735	426,768	394,383	219,870	574,865	635,170	399,961	322,657	-
December 2013
High ($)	25.19	24.91	24.70	24.65	24.22	24.10	24.00	25.20	24.42	24.49	24.00	24.29	23.72	25.19
Low ($)	24.89	23.60	22.88	23.10	22.25	23.11	22.77	23.83	23.02	23.15	22.73	22.75	23.31	24.76
Volume (`000)	103,024	437,070	296,224	501,955	633,095	185,305	409,080	336,930	398,742	548,987	408,616	1,083,101	240,343	933,789

Notes:

1.       The Series F Preference Shares commenced trading on the TSX on January 18, 2012.

2.       The Series H Preference Shares commenced trading on the TSX on March 29, 2012.

3.       The Series J Preference Shares commenced trading on the TSX on April 19, 2012.

4.       Prices quoted in US dollars.

5.       The Series L Preference Shares commenced trading on the TSX on May 23, 2012.

6.       The Series N Preference Shares commenced trading on the TSX on July 17, 2012.

7.       The Series P Preference Shares commenced trading on the TSX on September 13, 2012.

8.       The Series R Preference Shares commenced trading on the TSX on December 5, 2012.

9.       The Series 1 Preference Shares commenced trading on the TSX on March 27, 2013.

10.     The Series 3 Preference Shares commenced trading on the TSX on June 6, 2013.

11.     The Series 5 Preference Shares commenced trading on the TSX on September 27, 2013.

12.     The Series 7 Preference Shares commenced trading on the TSX on December 12, 2013.

OTHER SECURITIES

The table below outlines the securities issued in 2013 by the Company and its wholly-owned subsidiaries that are reporting issuers that are not listed or quoted on an exchange.  These are in the form of unsecured debt securities.

Issuer	Principal Amount ($ millions)	Coupon	Issue Date	Maturity Date	Issue Price ($)
EGD	$200	4.04%	November 22, 2013	November 23, 2020	105.999
EGD	$200	4.50%	November 22, 2013	November 23, 2043	99.934
Enbridge	US$800	4.00%	October 2, 2013	October 1, 2023	99.001
Enbridge	US$350	Month LIBOR +0.65%	October 2, 2013	October 1, 2016	100.000
EPI	$300	4.55%	August 16, 2013	August 17, 2043	99.935
EPI	$250	3.79%	August 16, 2013	August 17, 2023	99.967
Enbridge	$450	3.94%	July 3, 2013	June 30, 2023	100.000
Enbridge	$250	4.24%	July 3, 2013	August 27, 2042	92.824

There are no provisions associated with this debt that entitle debt holders to voting rights.  From time to time, the Company also issues commercial paper for various terms.

CREDIT FACILITIES

Credit facilities carry a weighted average standby fee of 0.2% per annum on the unused portion and draws bear interest at market rates.  Certain credit facilities serve as a back-stop to the commercial paper programs and the Company has the option to extend the facilities, which are currently set to mature from 2014 to 2018.

The following table provides details of the Company’s credit facilities as at Year End.

		December 31, 2013
	Maturity Dates[2]	Total Facilities	Draws[3]	Available
(millions of Canadian dollars)
Liquids Pipelines	2015	300	266	34
Gas Distribution	2014-2019	713	382	331
Sponsored Investments	2015-2018	4,781	809	3,972
Corporate	2015-2018	11,805	3,651	8,154
		17,599	5,108	12,491
Southern Lights project financing[1]	2014-2015	1,570	1,498	72
Total credit facilities		19,169	6,606	12,563

Notes:

1.               Total facilities inclusive of $63 million for debt service reserve letters of credit.

2.               Total facilities include $35 million in demand facilities with no specified maturity date.

3.               Includes facility draws, letters of credit and commercial paper issuances that are back-stopped by the credit facility.

DIRECTORS AND OFFICERS

As at Year End, the directors and all officers of Enbridge (including the executive officers listed below) as a group beneficially owned, directly or indirectly, 2,096,402 Common Shares, representing less than 1% of the issued and outstanding Common Shares on that date.  The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.  The directors and officers do not beneficially own, directly or indirectly, more than 1% of the voting securities of any subsidiary of the Company.

DIRECTORS

The table below sets forth the names of the directors of the Company as at the date of this AIF, their municipalities of residence, their respective principal occupations within the five preceding years, and the year in which they first became a director of the Company.  Each director who is elected holds office until the next annual meeting of shareholders or until a successor is duly elected or appointed.

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since[1]

David A. Arledge Naples, Florida USA	Corporate Director. Chair of the Board of Directors since 2005.	2002

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since[1]

James J. Blanchard[2,4] Beverly Hills, Michigan USA	Chairman, Government Affairs, DLA Piper U.S., LLP (law firm) since June 2006. United States Ambassador to Canada from 1993 to 1996.	1999
J. Lorne Braithwaite Thornhill, Ontario Canada	Corporate Director. President and Chief Executive Officer of Park Avenue Holdings Ltd. since March 1993. President and Chief Executive Officer of Build Toronto Inc. (real estate and development company) from April 2009 to November 2013.	1989
J. Herb England Naples, Florida USA	Chairman and Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) since January 2000.	2007
Charles W. Fischer Calgary, Alberta Canada	Corporate Director. President and Chief Executive Officer of Nexen Inc. (public oil and gas company) from 2001 to 2008.	2009
V. Maureen Kempston Darkes Lauderdale-by-the-Sea, Florida USA	Corporate Director. Group Vice President and President, Latin America, Africa and Middle East of General Motors Corporation (manufacturing company) Group from 2002 to 2009.	2010
David A. Leslie[3] Toronto, Ontario Canada	Corporate Director.	2005
Al Monaco Calgary, Alberta Canada	President & Chief Executive Officer of Enbridge since October 2012 and President of Enbridge since February 2012. President, Gas Pipelines, Green Energy & International of Enbridge from October 2010 to February 2012. Executive Vice President, Major Projects & Green Energy of Enbridge from March 2010 to October 2010. Executive Vice President, Major Projects of Enbridge from January 2008 to March 2010.	2012
George K. Petty San Luis Obispo, California USA	Corporate Director.	2001
Charles E. Shultz Calgary, Alberta Canada	Chairman and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) since 1995.	2004
Dan C. Tutcher Houston, Texas USA	Corporate Director. President & Chief Executive Officer and Chairman of the Board of Trustees of Center Coast MLP & Infrastructure Fund since 2013. Principal in Center Coast Capital Advisors, L.P. (investment advisory firm) since 2007.	2006
Catherine L. Williams Calgary, Alberta Canada	Corporate Director. Chief Financial Officer of Shell Canada Limited (oil and gas company) from 2003 to 2007.	2007

Notes:

1.               “Director Since” refers to the year the person named was first elected or appointed as a director of the Company or of its predecessor parent, Interprovincial Pipe Line Inc.

2.               On April 10, 2006, the Ontario Securities Commission (the “OSC”) issued a temporary cease trade order against Bennett Environmental Inc. (“Bennett”), and subsequently a cease trade order on April 24, 2006, after Bennett failed to file its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2005.  Under such orders, certain directors, officers and insiders of Bennett, including Governor Blanchard, were prohibited from trading Bennett securities until the OSC was in receipt of the necessary filings. Bennett made the requisite filings on or about May 30, 2006 and the cease trade order lapsed on June 19, 2006.  Governor Blanchard resigned from Bennett on August 7, 2006.

3.               Mr. Leslie served as a member of the board of directors of Canwest Global Communications Corp. from March 26, 2007 to January 14, 2009.  On October 6, 2009, Canwest Global Communications Corp. voluntarily entered into, and successfully obtained, an Order from the Ontario Superior Court of Justice (Commercial Division) relating to proceedings under the Companies’ Creditors Arrangement Act (Canada).

4.               On May 31, 2004 and again on April 10, 2006, certain directors, senior officers and certain current and former employees of Nortel Networks Corporation and Nortel Networks Limited were prohibited from trading in the securities of Nortel Networks Corporation and Nortel Networks Limited pursuant to management cease trade orders issued by the OSC and certain other provincial securities regulators in connection with delays in the filing of certain financial statements.  Following the filing of the required financial statements, the OSC and subsequently the other provincial securities regulators lifted such cease trade orders effective June 21, 2005 and June 8, 2006 respectively.  Mr. Blanchard was a director of Nortel Networks Corporation until June 29, 2005.  At no time did the above noted cease trade orders apply to Mr. Blanchard.

Enbridge has five committees of the Board of Directors, as follows:

1.         Audit, Finance & Risk Committee (the “AFR Committee”);

2.         Governance Committee;

3.         Human Resources & Compensation Committee (the “HRC Committee”);

4.         Corporate Social Responsibility Committee (the “CSR Committee”); and

5.         Safety & Reliability Committee (the “SR Committee”).

The members of each of these committees, as of Year End, are identified below.

Director	AFR Committee	Governance Committee	HRC Committee	CSR Committee	SR Committee
David A. Arledge
James J. Blanchard		✓		Chair
J. Lorne Braithwaite		✓	✓
J. Herb England	✓		✓
Charles W. Fischer	✓		✓		Chair
V. Maureen Kempston Darkes			✓	✓
David A. Leslie	Chair	✓
Al Monaco
George K. Petty	✓			✓
Charles E. Shultz	✓		✓		✓
Dan C. Tutcher		Chair		✓
Catherine L. Williams	✓		Chair		✓

OFFICERS

The following table sets forth the names of the executive officers, their current office with the Company as at the date of this AIF, their municipalities of residence and their principal occupations for the five preceding years.

Name and Place of Residence	Present Position Held	Principal Occupation During the Five Preceding Years
Al Monaco Calgary, Alberta Canada	President & Chief Executive Officer

President & Chief Executive Officer since October 2012 and President since February 2012.  President, Gas Pipelines, Green Energy & International from October 2010 to February 2012.  Executive Vice President, Major Projects & Green Energy from March 2010 to October 2010.  Executive Vice President, Major Projects from January 2008 to March 2010.

Glen W. Beaumont Richmond Hill, Ontario Canada	President, Gas Distribution

President, Gas Distribution and President of EGD since October 2013.  Senior Vice President, Operations, EGD from October 2010 to October 2013.  Vice President, Operations, EGD from May 2008 to October 2010.  President of Enbridge Gas New Brunswick Inc. since May 2009.

C. Gregory Harper Houston, Texas USA	President, Gas Pipelines & Processing	President, Gas Pipelines & Processing since January 2014. Sr. Vice President & Group President – Pipelines & Field Services, CenterPoint Energy from December 2008 to July 2013.
Stephen J. Wuori Calgary, Alberta Canada	President, Liquids Pipelines & Major Projects

President, Liquids Pipelines & Major Projects since February 2013.  President, Liquids Pipelines from October 2010 to February 2013.  Executive Vice President, Liquids Pipelines from January 2008 to October 2010.

J. Richard Bird Calgary, Alberta Canada	Executive Vice President, Chief Financial Officer & Corporate Development	Executive Vice President, Chief Financial Officer & Corporate Development since January 2008.
Janet A. Holder Prince George, British Columbia Canada	Executive Vice President, Western Access	Executive Vice President, Western Access since September 2011. President, Gas Distribution from October 2010 to September 2011 and President of EGD from January 2008 to September 2011.
D. Guy Jarvis Calgary, Alberta Canada	Executive Vice President & Chief Commercial Officer, Liquids Pipelines

Executive Vice President & Chief Commercial Officer, Liquids Pipelines since October 2013.  President, Gas Distribution and President of EGD from September 2011 to October 2013. Senior Vice President, Investor Relations & Enterprise Risk from October 2010 to September 2011.  Senior Vice President, Business Development of EPI from March 2008 to October 2010.

Name and Place of Residence	Present Position Held	Principal Occupation During the Five Preceding Years
Karen L. Radford Calgary, Alberta Canada	Executive Vice President, People & Partners

Executive Vice President, People & Partners since September 2011. Various Executive Vice President and President positions with TELUS Corporation (a telecommunications company) from July 2004 to January 2011.

David T. Robottom, Q.C. Calgary, Alberta Canada	Executive Vice President & Chief Legal Officer	Executive Vice President & Chief Legal Officer since October 2010. Executive Vice President, Law from January 2010 to October 2010. Group Vice President, Corporate Law from June 2006 to January 2010.
Cynthia L. Hansen Edmonton, Alberta Canada	Senior Vice President, Enterprise Safety & Operational Reliability

Senior Vice President, Enterprise Safety & Operational Reliability since February 2013. Vice President, System Performance & Solutions of EPI from July 2012 to February 2013.  Vice President, Canadian Operations of EPI from November 2010 to July 2012. Vice President, Finance of EPI from March 2007 to November 2010.

Byron C. Neiles Calgary, Alberta Canada	Senior Vice President, Major Projects

Senior Vice President, Major Projects since November, 2011. Vice President, Major Projects from October 2010 to November 2011.  Vice President, Engineering, Procurement & Construction & Project Services of EPI from January 2010 to October 2010. Vice President, Project Services of EPI from April 2008 to December 2009.

John K. Whelen Calgary, Alberta Canada	Senior Vice President & Controller	Senior Vice President & Controller since April 2011. Senior Vice President, Corporate Development from September 2006 to April 2011.

CONFLICTS OF INTEREST

Directors and officers of Enbridge and its subsidiaries are required to disclose the existence of potential conflicts in accordance with Enbridge policies governing directors and officers and in accordance with the CBCA.  Although some of the directors sit on boards or may be otherwise associated with companies that ship crude oil and/or natural gas on Enbridge’s pipeline systems, Enbridge as a common carrier in Canada cannot, under its tariff, deny transportation service to a credit-worthy shipper.  Further, due to the specialized nature of the industry, Enbridge believes it is important for its Board to be composed of qualified and knowledgeable directors, so it is likely that some of them will come from oil and gas producers and shippers.  The Governance Committee closely monitors relationships among directors to ensure that business associations do not affect the Board’s performance.  In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

AUDIT, FINANCE & RISK COMMITTEE

The AFR Committee’s Terms of Reference are attached to this AIF as Appendix A and can also be found on the Company’s website at www.enbridge.com.

RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS

The members of the AFR Committee at Year End were David A. Leslie (Chair), J. Herb England, Charles W. Fischer, George K. Petty, Charles E. Shultz and Catherine L. Williams.  The Board believes the composition of the AFR Committee reflects a high level of financial literacy and expertise.  Each member of the AFR Committee is “independent” and “financially literate” as those terms are defined under Canadian and United States securities laws and TSX and NYSE requirements.

In addition, the Board has determined that Messrs. England and Leslie and Ms. Williams are each an “Audit Committee Financial Expert” as that term is defined under United States securities laws.  The Board has made these determinations based on the education and breadth and depth of experience of each member of the AFR Committee.  The following is a description of the education and experience, apart from their respective roles as directors of Enbridge, of each member of the AFR Committee that is relevant to the performance of his or her responsibilities as a member of the AFR Committee.

David A. Leslie, F.C.A.

Mr. Leslie is a chartered accountant and in his career of over 30 years, he was, among other things, personally involved in and then an active supervisor of persons engaged in auditing, analyzing and evaluating financial statements.  He is the former Chairman and Chief Executive Officer of Ernst & Young LLP.  He is also a director and member of the audit committees of EGD, Crombie REIT, Empire Company Limited and Sobeys Inc. (a subsidiary of Empire Company Limited).  The NYSE Corporate Governance Standards requires that listed companies disclose if any member of the audit committee serves on more than three public companies’ audit committees.  While Mr. Leslie does serve on more than three audit committees, he is no longer employed on a full-time basis and the Board has determined that his service on these audit committees enhances his experience and does not impair his ability to serve on the Enbridge audit committee.

J. Herb England

Mr. England acquired significant financial experience and exposure to accounting and financial issues during a lengthy career with the John Labatt Limited group of companies, including as Chief Financial Officer of John Labatt Limited.  He is currently Chairman and Chief Executive Officer of Stahlman-England Irrigation Inc., a contracting company in Florida.

Charles W. Fischer

Mr. Fischer acquired significant financial experience and exposure to accounting and financial issues during a lengthy business career, which included serving as President and CEO of Nexen Inc. from 2001 to 2008, and holding various executive positions with Nexen Inc. from 1994 to 2001.  He currently also serves as director and a member of the audit committee of Pure Technologies Ltd.

George K. Petty

Mr. Petty acquired significant financial experience and exposure to accounting and financial issues during his lengthy business career, which included serving as President and Chief Executive Officer of Telus Corporation from 1994 to 1999.  He has acted as a member of other United States and Canadian audit committees.

Charles E. Shultz

Mr. Shultz acquired significant financial experience as a business executive, board member and audit committee member of several large Canadian and US public companies.  He served as President and Chief Executive Officer of Gulf Canada Resources Limited from 1990 to 1995 and has served as a director of Newfield Exploration and of Canadian Oil Sands Limited since its inception and was Chairman until 2009.  He is currently Chair & Chief Executive Officer of Dauntless Energy Inc., a private oil and gas company.

Catherine L. Williams

Ms. Williams held senior finance positions during a 30-year career in business which included international experience.  She worked for 20 years in the Shell group of companies, including as Chief Financial Officer of Shell Canada Limited from 2003 to 2007 and as Controller of Shell Europe Oil Products from 2001 to 2003.

PRE-APPROVAL POLICIES AND PROCEDURES

The AFR Committee has adopted a policy that requires pre-approval by the AFR Committee of any services to be provided by the external auditors, PricewaterhouseCoopers LLP, whether audit or non-audit services.  The policy prohibits the Company from engaging the auditors to provide the following non-audit services:

•                  bookkeeping or other services related to accounting records and financial statements;

•                  financial information systems design and implementation;

•                  appraisal or valuation services, fairness opinions or contribution-in-kind reports;

•                  actuarial services;

•                  internal audit outsourcing services;

•                  management functions or human resources;

•                  broker or dealer, investment adviser or investment banking services;

•                  legal services; and

•                  expert services unrelated to the audit.

The AFR Committee believes that the policy will protect the Company from the potential loss of independence of the external auditors.  The AFR Committee has also adopted a policy which prohibits the Company from hiring (as a full-time employee, contractor or otherwise) into a financial reporting oversight role any current or former employee or partner of its external auditor who provided audit, review or attest service in respect of the Company’s financial statements (including such financial statements of its reporting issuer subsidiaries and significant investees) during the 12 month period preceding the date of the initiation of the current annual audit.  The policy further prohibits the hiring of a former partner of the Company’s external auditor who receives pension benefits from the firm, unless such pension benefits are of a fixed amount, not dependent upon firm earnings and fully funded.  In all cases, the hiring of any partner or employee or former partner or employee of the independent auditor is subject to joint approval by the lead engagement partner and the Company’s Senior Vice President and Controller.

A copy of the policies and procedures applicable to the pre-approval of non-audit services by the Company’s external auditors may be obtained from the Corporate Secretary of the Company by sending a written request to 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8, by faxing a written request to 403-231-5929, by calling 403-231-3900 or by sending an e-mail request to CorporateSecretary@enbridge.com.

EXTERNAL AUDITOR SERVICES – FEES

The following table sets forth all services rendered by the Company’s auditors, PricewaterhouseCoopers LLP, by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2013 and 2012.

	2013	2012	Description of Fee Category
Audit Fees	$13,946,567	$10,919,000	Represents the aggregate fees for audit services.
Audit-Related Fees	$1,554,412	$927,480

Represents the aggregate fees for assurance and related services by the Company’s auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not included under “Audit Fees”.  During fiscal 2013 and 2012, the services provided in this category included due diligence related to prospectus offerings and other items.

Tax Fees	$1,907,253	$1,128,846	Represents the aggregate fees for professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.
All Other Fees	$933,761	$912,555

Represents the aggregate fees for products and services provided by the Company’s auditors other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.  These fees include those related to Canadian Public Accountability Board fees, French translation work and process reviews.

Total Fees	$18,341,993	$13,887,881

LEGAL PROCEEDINGS

Information related to Enbridge’s legal proceedings can be found in Note 28, “Commitments and Contingencies”, to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2013.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of Enbridge, or associate or affiliate of these persons, has any material interest, direct or indirect, in any transaction within the last three years that has materially affected or will materially affect Enbridge.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is CST Trust Company in Canada and Computershare in the United States:

In Canada: CST Trust Company P.O. Box 700, Station B Montreal, Quebec H3B 3K3 Telephone: 1-800-387-0825 or 416-682-3860 outside of North America Website: www.canstockta.com	In the United States: Computershare 480 Washington Blvd. Jersey City, New Jersey United States of America 07310

The registrar and transfer agent for all the Preference Shares is CST Trust Company:

In Canada:

CST Trust Company
P.O. Box 700, Station B
Montreal, Quebec  H3B 3K3
Telephone: 1-800-387-0825 or
416-682-3860 outside of North America
Website: www.canstockta.com

MATERIAL CONTRACTS

Enbridge did not enter into any material contracts outside the ordinary course of business during the year ended December 31, 2013, nor has it entered into any material contracts outside the ordinary course of business prior to the year ended December 31, 2013 which are still in effect as at the date of this AIF.

INTERESTS OF EXPERTS

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditor’s report dated February 14, 2014 stating they had completed integrated audits of the Company’s 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013 and an audit of the Company’s 2011 consolidated financial statements.

PricewaterhouseCoopers LLP issued a report dated February 12, 2013 stating it had completed integrated audits of the Company’s 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013 and an audit of the Company’s 2011 consolidated financial statements.

ADDITIONAL INFORMATION

Additional information about Enbridge is available on our website at www.enbridge.com and on SEDAR at www.sedar.com in Canada, and on the US Securities and Exchange Commission’s website (EDGAR) at www.sec.gov.  The aforementioned information is made available in accordance with legal requirements and is not incorporated by reference into this AIF.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Information Circular for Enbridge’s most recent annual meeting of shareholders at which directors were elected.

Additional financial information is provided in Enbridge’s audited consolidated financial statements as at and for the year ended December 31, 2013 and MD&A.

ENBRIDGE GAS DISTRIBUTION INC.

Additional information about EGD can be found in its annual information form, financial statements and management’s discussion & analysis which have been filed with the securities commissions or similar authorities in each of the provinces of Canada and are publicly available at www.sedar.com.  These documents are not incorporated by reference into this AIF.

ENBRIDGE ENERGY PARTNERS, L.P.

Additional information about EEP can be found in its Annual Report on Form 10-K that has been filed with the US Securities and Exchange Commission.  This document contains detailed disclosure with respect to EEP and is publicly available at www.sec.gov. No part of the Form 10-K filed by EEP is incorporated by reference into this AIF.

ENBRIDGE INCOME FUND

Additional information about the Fund can be found in its annual information form, financial statements and management’s discussion & analysis which have been filed with the securities commissions or similar authorities in each of the provinces of Canada.  These documents contain detailed disclosure with respect to the Fund and are publicly available at www.sedar.com.  These documents are not incorporated by reference into this AIF.

ENBRIDGE INCOME FUND HOLDINGS INC.

Additional information about EIFH can be found in its annual information form, financial statements and management’s discussion & analysis which have been filed with the securities commissions or similar authorities in each of the provinces of Canada.  These documents contain detailed disclosure with respect to EIFH and are publicly available at www.sedar.com.  These documents are not incorporated by reference into this AIF.

ENBRIDGE PIPELINES INC.

Additional information about EPI can be found in its annual information form, financial statements and management’s discussion & analysis which have been filed with the securities commissions or similar authorities in each of the provinces of Canada and are publicly available at www.sedar.com.  These documents are not incorporated by reference into this AIF.

SCHEDULE A

TERMS OF REFERENCE FOR THE
AUDIT, FINANCE & RISK COMMITTEE

I.	CONSTITUTION

There shall be a committee, to be known as the Audit, Finance & Risk Committee (the “Committee”), of the Board of Directors of Enbridge Inc.

II.	MEMBERSHIP

Following each annual meeting of shareholders of the Corporation, the Board shall elect from its members, not less than three (3) Directors to serve on the Committee (the “Members”).  The Members and the Chair of the Committee are elected by the Board following the nomination of Directors by the Governance Committee.  No Member of the Committee shall be an officer or employee of the Corporation or any of the Corporation’s affiliates.  All members of the Committee shall, in the judgment of the Board, be unrelated and independent and shall satisfy applicable stock exchange and legal requirements.  Determinations on whether a Director meets the requirements for membership on the Committee shall be made by the Board.  At least one member of the Committee shall be a “financial expert” as determined by the Board and as defined by American legal or regulatory requirements.  No Director may serve as a member of the Committee if such Director also serves on the audit committees of more than two other public entities unless the Board determines that such simultaneous service would not impair the ability of such Director to effectively serve on the Committee.

Any Member may be removed or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a Director of the Corporation.  Each Member shall hold office until the close of the next annual meeting of Shareholders of the Corporation or until the Member ceases to be a Director, resigns or is replaced, whichever first occurs.  Vacancies may be filled by the Board with nominees approved by the Governance Committee.

III.	MEETINGS

The Committee shall convene at such times and places designated by its Chair or whenever a meeting is requested by a Member, the Board, an officer, the internal auditor or the external auditors of the Corporation.  A minimum of twenty-four (24) hours notice of each meeting shall be given to each Member and to the internal and external auditors.

A majority of the committee shall be duly convened if all Members are present, or at least a majority of the Members are present.  A quorum at a meeting shall consist of at least a majority of Members.  Where the Members consent, and proper notice has been given or waived, Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

In the absence of the Chair of the Committee, the Members may choose one (1) of the Members to be the Chair of the meeting.

At the invitation of a Member, other Board members, officers or employees of the Corporation, the external auditors, external counsel and other experts or consultants may attend any meeting of the Committee.

Members of the Committee may meet separately with any member of management, the external auditors, the internal auditor, internal or external counsel or any other expert or consultant.

Minutes shall be kept of all meetings of the Committee.

IV.	FUNDING

The Corporation shall provide appropriate funding, as determined by the Committee, for the payment of compensation to the external auditors and any independent counsel, experts or advisors employed by the Committee and administrative expenses of the Committee.

V.	REVIEW OF CHARTER

The Committee shall review and reassess the adequacy of its Terms of Reference at least annually and propose recommended changes to the Board.

VI.	DUTIES AND RESPONSIBILITIES OF THE CHAIR

The Chair is responsible for:

	A.	convening Committee meetings and designating the times and places of those meetings;

	B.	ensuring Committee meetings are duly convened and that quorum is present when required;

	C.	working with Management on the development of agendas and related materials for the Committee meetings;

	D.	ensuring Committee meetings are conducted in an efficient, effective and focused manner;

	E.	ensuring the Committee has sufficient information to permit it to properly make decisions when decisions are required;

	F.	advising the Committee of any finance, accounting or misappropriation matters brought to the Chair’s attention through the Corporation’s Ethics and Conduct hotline procedures;

	G.	reviewing the CEO’s expense reports;

	H.	providing leadership to the Committee and to assist the Committee in reviewing and monitoring its responsibilities; and

	I.	reporting to the Board on the recommendations and decisions of the Committee.

VII.	DUTIES AND RESPONSIBILITIES

The Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, the investment community and others, relating to the integrity of the Corporation’s financial statements and the financial reporting process, the management information systems and financial controls, the internal audit function, the external auditors’ qualifications, independence, performance and reports, the Corporation’s compliance with legal and regulatory requirements and the risk identification, assessment and management program.  In so doing, it is the Committee’s responsibility to maintain an open avenue of communication between the Committee, the external auditors, the internal auditors and management of the Corporation.

Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly.  The Committee’s role is to provide meaningful and effective oversight and counsel to management without assuming responsibility for management’s day-to-day duties.

In performance of its duties and responsibilities, the Committee shall have the right as it determines necessary to carry out its duties to engage independent counsel, experts and other advisors, to inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates, and to discuss with the officers of the Corporation, its subsidiaries and affiliates, the internal auditor and the external auditors, such accounts, records and other matters as any Member considers appropriate.

The Committee shall have the following specific duties and responsibilities:

A.	DUTIES AND RESPONSIBILITIES RELATED TO THE EXTERNAL AUDITORS.

The Committee shall:

	(i)	(a)

be responsible for the appointment, compensation, oversight, retention and termination of the external auditors who shall report directly to the Committee, provided that the appointment of the auditor shall be subject to shareholder approval; and

(b) be responsible for the appointment, compensation, oversight, retention and termination of any other registered public accounting firm for audit, review or attestation services;

	(ii)	review and approve the terms of the external auditors’ annual engagement letter, including the proposed audit fees;

(iii)

review and approve all engagements for audit services and non-audit services to be provided by the external auditors and, as necessary, consider the potential impact of such services on the independence of the external auditors;

(iv)

review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence;

(v)

at least annually, obtain and review a report by the external auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

	(vi)	resolve disagreements, if any, between management and the external auditors regarding financial reporting;

(vii)

inform the external auditors and management that the external auditors shall have access directly to the Committee at all times, as well as the Committee to the external auditors and that the external auditors are ultimately accountable to the Committee as representatives of the shareholders of the Corporation;

(viii)

discuss with management and the external auditors any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issues regarding the Corporation’s financial statements or accounting policies; and

	(ix)	establish hiring policies for employees or former employees of the external auditors.

B.	DUTIES AND RESPONSIBILITIES RELATED TO AUDITS AND FINANCIAL REPORTING.

The Committee shall:

	(i)	review the engagement terms and the audit plan with the external auditors and with the Corporation’s management;

(ii)

review with management and the Corporation’s external auditors the Corporation’s financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the judgment of the external auditors as to the quality, not just the acceptability of, and the appropriateness of the Corporation’s accounting principles as applied in its financial reporting and the degree of aggressiveness or conservatism of the Corporation’s accounting principles and underlying estimates;

	(iii)	review with management any anticipated changes in reporting standards, the preparedness of management and potential outcomes and impacts;

	(iv)	review with management and the external auditors and make recommendations to the Board on all financial statements and financial disclosure which require approval by the Board including:

		(a)	the Corporation’s annual financial statements including the notes thereto and “Management’s Discussion and Analysis”;

		(b)	any report or opinion to be rendered in connection therewith;

		(c)	any change or initial adoption in accounting policies and their applicability to the business;

		d)	any audit problems or difficulties and management’s response;

		(e)	all significant adjustments proposed by the external auditors; and

		(f)	satisfying itself that there are no unresolved issues between management and the external auditors that could reasonably be expected to materially affect the financial statements.

(v)

review the Corporation’s interim financial results, including the notes thereto and “Management’s Discussion and Analysis” with management and the external auditors and approve the release thereof by management or recommend approval thereof to the Board for release by the Board;

	(vi)	review annually the approach taken by management in the preparation of earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

	(vii)	discuss with the external auditors their perception of the Corporation’s internal audit and accounting personnel, and any recommendations which the external auditors may have;

(viii)

review with management, the external auditors and, as necessary, internal and external legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(ix)

review with management and monitor the funding exposure of the Corporation under the Corporation’s pension plans, annually review the Annual Pension Report and review and approve the financial statements applicable to each of the pension plans;

(x)

annually or more frequently as deemed necessary, meet separately with management and the external auditors, and at least annually with the internal auditors, to review issues and matters of concern respecting audits and financial reporting processes;

(xi)

review with the Corporation’s management and, as deemed necessary, review with the external auditors, any proposed changes in or initial adoption of accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of the Corporation’s management that may be material to financial reporting;

(xii)

review with the Corporation’s management and, as deemed necessary, with the external auditors, significant financial reporting issues arising during the fiscal period, including the methods of resolution;

(xiii)

review any problems experienced by the external auditors in performing an audit, including any restrictions imposed by the Corporation’s management or significant accounting issues on which there was a disagreement with the Corporation’s management;

(xiv)

review the post-audit or management letter containing the recommendations of the external auditors and the response of the Corporation’s management, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation (in respect of the scope of review of internal controls by the external auditors, the review is carried out to enable the external auditors to express an opinion on the Corporation’s financial statements);

(xv)

review before release relevant public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses, the Annual Information Form, and Management’s Discussion and Analysis;

(xvi) review, in conjunction with the Human Resources & Compensation Committee, the appointment of the chief financial officer;

(xvii)

inquire into and determine the appropriate resolution of conflicts of interest in respect of audit, finance or risk matters between or among an officer, Director, shareholder, the internal auditors, or the external auditors, which are properly directed to the Committee by the Chair of the Board, the Board, a shareholder, the internal auditors, the external auditors, or the Corporation’s management; and

(xviii)

as deemed necessary by the Committee, inquire into and examine matters relating to the financial affairs of the Corporation, its subsidiaries or affiliates, or any of them, including the review of subsidiary or affiliate Audit Committee reports.

C.	DUTIES AND RESPONSIBILITIES RELATED TO FINANCIAL REPORTING PROCESSES AND INTERNAL CONTROLS

The Committee shall:

(i)

review the adequacy and effectiveness of the accounting and internal control policies of the Corporation and procedures through inquiry and discussions with the external auditors, management, and the internal auditor;

(ii)

review with management the Corporation’s administrative, operational and accounting internal controls, including controls and security of the computerized information systems, and evaluate whether the Corporation is operating in accordance with prescribed policies, procedures and the Statement on Business Conduct;

(iii)

annually or more frequently if deemed necessary, meet separately with the external auditor, the head of the internal audit group and management, to review issues and matters of concern respecting financial reporting processes and internal controls;

	(iv)	review with management and the external auditors any reportable conditions, material weaknesses and significant deficiencies affecting internal control;

	(v)	establish and maintain free and open means of communication between and among the Committee, the external auditors, the internal auditor and management;

	(vi)	review at least annually with the internal auditor the Corporation’s internal control procedures, and the scope and plans for the work of the internal audit group; and

(vii)

review the adequacy of resources of the internal auditor and ensure that the internal auditor has unrestricted access to all functions, records, property and personnel of the Corporation and inform the internal auditors and management that the internal auditors shall have unfettered access directly to the Committee at all times, as well as the Committee to the internal auditors.

D.	DUTIES AND RESPONSIBILITIES RELATED TO FINANCE.

The Committee shall:

	(i)	review and as required, approve or recommend for approval to the Board, prospectuses and documents, where practicable, which may be incorporated by reference into a prospectus;

(ii)

review the issuance of equity or debt securities by the Corporation, and if deemed appropriate, authorize the filing with securities regulatory authorities of any prospectus, prospectus supplement or other documentation relating thereto; and

(iii)

review and recommend for approval to the Board the annual management information circular with respect to matters related to the auditor, affecting the capital of the Corporation or principal risks to be managed by the Corporation.

E.	DUTIES AND RESPONSIBILITIES RELATED TO RISK MANAGEMENT

The Committee shall:

	(i)	review at least annually with senior management, internal counsel and, as necessary, external counsel and the Corporation’s internal and external auditors:

(i)

the Corporation’s method of reviewing major risks inherent in the Corporation’s businesses, facilities, and strategic directions, including the Corporation’s risk management and evaluation process (in respect of risk management evaluations and guidelines relating to environment, health and safety matters, the Committee shall consult with and, as deemed necessary, review the recommendations of the Corporate Social Responsibility Committee or the Safety & Reliability Committee, as applicable);

(ii)

the strategies, policies and practices applicable to the Corporation’s assessment, management, prevention and mitigation of risks (including the foreign currency and interest rate risk strategies, counterparty credit exposure, cash management, credit and financing, the use of derivative instruments, insurance and adequacy of tax provisions);

		(iii)	the Corporate Risk Assessment and updates thereto and report to the Board thereon;

		(iv)	the major financial risk exposures and steps management has taken to monitor and manage such exposures;

		(v)	the Corporation’s annual insurance report including the risk retention philosophy and resulting uninsured exposure, if any; and

(vi)

the loss prevention policies, risk management programs, disaster response and recovery programs, corporate liability protection programs for Directors and officers, and standards and accountabilities of the Corporation in the context of competitive and operational considerations; and

	(ii)	consider other risk management matters from time to time as the Committee may consider appropriate or the Board may specifically direct.

F.	OTHER DUTIES OF AUDIT, FINANCE & RISK COMMITTEE

The Committee shall, as required, or as deemed necessary by the Committee:

(i)

meet separately with senior management, the internal auditors, the external auditors and, as is appropriate, internal and external legal counsel and independent advisors in respect of issues not elsewhere listed concerning any other audit, finance and risk matters;

(ii)

review incidents or alleged incidents as reported by senior management, internal audit, the external auditor, the Chief Compliance Officer, the law department, or otherwise of fraud, illegal acts or conflicts of interest;

(iii)

establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

	(iv)	report to the Board after each Committee meeting, as required during the year, with respect to the Committee’s activities and recommendations;

(v)

address any other matter properly referred to the Committee by the Chair of the Board, the Board, a Director, the internal auditors, the external auditors, the CEO, or the management of the Corporation or any other matter as may be required under stock exchange rules or by law;

	(vi)	in conjunction with the Governance Committee, conduct an annual performance evaluation of the Committee; and

(vii)

the Committee shall, in conjunction with Management, coordinate the performance of its duties with any audit committee of a subsidiary corporation, respecting the independence of such subsidiary directors and managing to ensure efficiency, effectiveness and consistency of approach with such subsidiary, concerning:

		(a)	the external auditor;

	(b)	audits and financial reporting;

	(c)	financial reporting processes and internal controls;

	(d)	finance; and

	(e)	risk management

VIII.	COMMITTEE TIMETABLE

The major annual activities of the Committee shall be outlined in an annual schedule.

IX.	DELEGATION TO SUBCOMMITTEE

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.  The Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.